NI 43-101 Technical Report on Resources
Gramalote Project
Providencia, Colombia

Prepared for:

B2Gold Corp.
Suite 3100, 595 Burrard Street
PO Box 49143
Vancouver, BC
Canada V7X 1J1

Project Number: GU-000168-0001-01TTO

Effective Date: June 1, 2012

Report Date: June 8, 2012

Prepared by:

274 Union Boulevard, Suite 450.
Lakewood, CO 80228

Endorsed by:

Donald E. Hulse, P.E.

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Summary (Item 1)

Property Description and Location

The Gramalote Project is located in central Colombia, approximately 230 km northwest of the Colombian capital of Bogota, 110 km northeast of Medellin, the regional capital of the Department of Antioquia, and near the town of Providencia.

Ownership

The Gramalote Project consists of 27 contiguous claims totaling 35,321.74 hectares. The claim block includes two exploitation licenses (2,349.51 hectares) and 25 registered concession contracts (32,972.23 hectares). Nineteen of the concession contracts and the two exploitation licenses are registered in the name of Gramalote (Colombia) Limited, and the remaining six concession contracts are registered in the name of AngloGold. The total period for the concession contract (exploration, installation and construction, and exploitation) is 30 years, which may be renewed for an additional 30 years. Under Colombian mining law, producing mines are subject to a federal royalty of 4% of the gross value of gold and silver production.

In July 2005, a 100% owned subsidiary of South African-based AngloGold entered into an option agreement with the Colombian-based Grupo Nus to earn a 75% interest in the Gramalote property by completing cash payments, complying with specified work expenditures, and presenting a feasibility study on or before July 2010. In August 2007, Vancouver-based B2Gold purchased, for a combination of cash payments, share considerations, and payments based upon ounces of gold in the proven and probable reserve categories, the rights to the Grupo Nus option agreement including the remaining 25% interest in the Gramalote property.

The Project is currently held in a joint venture between B2Gold, 49%, and AngloGold, 51%, and is operated by Gramalote(Colombia) Limited, the Colombian branch of Gramalote Limited. B2Gold entered into an agreement on May 15, 2008 with AngloGold, whereby AngloGold transferred to B2Gold a 2% interest in the Gramalote joint venture and assigned to B2Gold other rights relating to Gramalote Colombia Limited, including AngloGold’s right to acquire an additional 24% interest, so that B2Gold then held a 51% interest in the Gramalote joint venture (AngloGold retaining 49%) and accepted responsibility for management of exploration of the Gramalote property. In addition, AngloGold transferred to the Gramalote joint venture its interests in additional claims contiguous to the original Gramalote property.

In 2010, AngloGold entered into an agreement with B2Gold to amend the Gramalote joint venture agreement. Under the amended terms, AngloGold regained its 51% interest in the joint venture and became manager (operator) of the Project, while B2Gold retained a 49% interest.

Geology and Mineralization

Gold and silver mineralization in the Project area occurs within a structurally controlled quartz stockwork system within the Cretaceous Antioquia Batholith. Large regional and subordinate local structures have modified the Antioquia Batholith and control the occurrence and distribution of the mineralization within the Gramalote deposit. Mineralization is closely linked to alteration and, like alteration, is structurally controlled. The mineralization is vein hosted, either in sheeted veins or local stockworks. Three stages are identified and associated with vein and alteration types:

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1.	Quartz-calcite-pyrite is an assemblage of fine grained quartz and calcite with very fine grained pyrite. This vein type generally does not host gold;

2.	Quartz-pyrite-chalcopyrite-gold is the most important gold host typically associated with K-feldspar (potassic) selvedge. The gold occurs as fracture fill in pyrite along with chalcopyrite; and

3.	Quartz-calcite-white mica is commonly barren but can show moderate Au grades (but up to 20 g/t). The veins are typically identified through the selvedge of white mica.

Exploration Status

Artisanal mining has occurred on the Gramalote Project site since the 16th century, but production has always been small and no known records have been maintained.

Modern exploration in the area began in 1995, when Metallica Resources executed a preliminary exploration agreement with Sergio Aristizabal, holder of Gramalote Mineral Title 14292. Subsequent investigators included Gridiron Exploration Ltd., Placer Dome and Peñoles. This activity ceased in 2000.

AngloGold reviewed the prospect in late 2003 and consolidated the mineral exploration tenement and formally entered into a joint venture agreement in 2005 with Grupo Nus. In 2006 and 2007, AngloGold conducted regional exploration, drilling 43 diamond drill holes, excavated and sampled a 240-meter underground tunnel, and completed a preliminary mineral resource estimate on the Gramalote Ridge area. According to the AngloGold Gramalote (2011) Report, the joint venture has completed 135 diamond drill holes for 44,196 meters as of the date of the mineral resource estimate discussed.

Exploration is ongoing, with continued drilling, metallurgical testing, geotechnical and hydrological investigations as part of the current pre-feasibility program, as well as, a host of other activities which will contribute to future conceptual studies and a feasibility study when commissioned.

Development and Operations

The Gramalote Project is at an exploration stage and no development work or operations are currently being conducted.

Mineral Resource Estimate

AngloGold and B2Gold have conducted their exploration programs at or above industry standards. There have been periodic audits of the data collection, handling and storage throughout the project life, with no material issues identified. Gustavson considers the mineral resource estimation efforts to have been carried out to NI43-101 standards and that the resulting mineral resource estimates may be used to guide the on-going joint venture activities.

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Total measured and indicated mineral resources at Gramalote Central at a 0.25 gram per tonne (“g/t”) gold cut-off, within a US$1,600 per ounce gold optimized Whittle pit consist of 97.1 million tonnes grading 0.81 g/t gold for a total of 2.5 million troy ounces of gold. The Gramalote Central and Trinidad inferred mineral resource is 95.7 million tonnes grading 0.44 g/t gold for a total of 1.36 million troy ounces of gold using similar parameters as the measured and indicated mineral resource.

The following table outlines the updated Gramalote mineral resource calculation on a 100% basis using a 0.25 g/t gold cut-off grade and within a US$1,600 per ounce gold optimized Whittle pit:

Table 1: Gramalote Grade vs. Tonnage Curve

Category	Tonnes	Gold Grade (g/t)	Contained Metal Gold Troy Ounces
Measured Gramalote Central(2)	30,500,682	0.85	834,441
Indicated Gramalote Central(2)	66,607,261	0.79	1,701,052
Total Measured and Indicated Gramalote Central (2)	97,107,943(1)	0.81 (1)	2,535,493 (1)
Inferred Gramalote Central(2)(3)	52,159,306	0.35	594,599
Inferred Trinidad (2)(3)	43,529,119	0.55	769,727
Total Inferred(2)(3)	95,688,425(1)	0.44(1)	1,364,326(1)

1. Differences in ounces and grades due to rounding

2. Mineral resources that are not mineral reserves do not have a demonstrated economic viability.

3. Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration

Source: B2 Gold, 2012

The 0.25 g/t gold cut-off grade was presented by AngloGold without supporting calculations. Gustavson considers the cutoff to be reasonable based on current gold prices, industry cost norms, projected metallurgical recoveries and Gustavson’s recent work on other similar projects.

Conclusions and Recommendations

There are no significant risks associated with the Gramalote exploration program. Gustavson considers any risks or uncertainties at Gramalote to be within the risks typical of exploration properties at this stage.

Mineral Resource Estimate

Gustavson believes that the global mineral resource estimate outlined in this report is valid for long term planning. The bulk of the mineral resource is in the Gramalote Ridge area where the detailed modeling was performed. The combination of separate low grade zones and separate high grade zones for statistical analysis does not permit the detailed analysis of the individual zones. This may lead to smoothing and local poor estimation using data from an adjacent zone, especially with a search radius equal to three variogram ranges.

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In addition, Section 13.6 states "The largest variogram continuity is in the direction normal to strike and dip directions." Gustavson is concerned that there are geological features which need further interpretation to better define the controls of mineralization. Gustavson believes that this could have an impact on local grade estimates and that these zones should be modeled separately prior to performing mine planning.

La Trinidad is a separate zone about 3.5 km distant from Gramalote Central or Ridge. Although it is smaller and with different grade distributions than Gramalote Central, at this time it was estimated with the same parameters. Gustavson believes that, in the future, La Trinidad deserves an independent, separate modeling effort to better determine if it should be included in a mineral reserve estimate, and be sequenced into an overall production plan. The use of the Gramalote Ridge parameters leads Gustavson to think that the risk of local estimation errors is higher at La Trinidad than on Gramalote Central, but the relatively small mineral resource tonnage poses a minimal risk at this stage of the Gramalote Project evaluation.

A third party auditor commissioned by AngloGold, Quantitative Group (QG), completed a review of the current mineral resource estimate prepared by AngloGold. In general, QG concludes, as has Gustavson, that the data inputs to the mineral resource estimation effort have been carried out to high standards. Further, their conclusions support Gustavson's discussion above concerning issues with domaining and the potential for grade smoothing.

QG takes a strong position concerning the classification of measured mineral resources in the current AngloGold mineral resource estimate. Gustavson has reviewed QG's findings and concurs with QG that the quantum of measured resources may be overstated. Gustavson does not consider this issue to be material at this time, but suggests that AngloGold heed QG's reservations and follow their suggestions for resolution.

B2Gold, as the junior partner in the Gramalote joint venture, is not responsible for the exploration of the Gramalote Project. AngloGold has discussed the exploration programs for 2012 in the AngloGold Gramalote 2011 Report. They state: "In 2012 the campaign will explore some external targets like La Plata, La Maria and Guadalejo. Some additional resource drilling will be conducted in Gramalote Central and Monjas Oeste. Geotechnical drilling will continue in Gramalote and condemnation drilling will continue in the Palestina area (southeast of La Maria area).

B2Gold and AngloGold are funding, on a pro rata basis, a 2012 joint venture prefeasibility and exploration budget of US$36.9 million for the Gramalote property. From the level of effort seen during the site visit, it is clear that the joint venture is continuing to aggressively explore the Gramalote Project area.

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Table of Contents

1	INTRODUCTION (ITEM 2)			1-1
	1.1	Terms of Reference and Purpose of the Report		1-1
	1.2	Sources of Information		1-1
	1.3	Qualified Person (QP)		1-2
		1.3.1	Details of Inspection	1-2
	1.4		Units of Measure	1-2
2	RELIANCE ON OTHER EXPERTS (ITEM 3)			2-1
3	PROPERTY DESCRIPTION AND LOCATION (ITEM 4)			3-1
	3.1	Property Description and Location		3-1
	3.2	Mineral Titles		3-1
	3.3	Royalties, Agreements and Encumbrances		3-2
	3.4	Environmental Liabilities and Permitting		3-3
		3.4.1	Environmental Liabilities	3-3
		3.4.2	Required Permits and Status	3-3
4	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY (ITEM 5)			4-1
	4.1	Topography, Elevation and Vegetation		4-1
	4.2	Climate and Length of Operating Season		4-1
	4.3	Accessibility and Transportation to the Property		4-1
	4.4	Infrastructure Availability and Sources		4-1
5	HISTORY (ITEM 6)			5-1
	5.1	Historical Mineral Resource and Reserve Estimates		5-3
	5.2	Historical Production		5-3
6	GEOLOGICAL SETTING AND MINERALIZATION (ITEM 7)			6-1
	6.1	Regional Geology		6-1
	6.2	Local and Property Geology		6-1
	6.3	Significant Mineralized Zones		6-2
7	DEPOSIT TYPES (ITEM 8)			7-1
8	EXPLORATION (ITEM 9)			8-1
	8.1	AngloGold 2003-2007 Exploration		8-1
	8.2	B2Gold 2008 Exploration		8-2
	8.3	AngloGold 2010-2011 Exploration		8-4
	8.4	AngloGold 2012 Exploration		8-5
9	DRILLING (ITEM 12)			9-1
	9.1	AngloGold Drilling, 2006-2007		9-1
	9.2	B2Gold Drilling, 2008		9-2
	9.3	Drillhole Database		9-2
10	SAMPLE PREPARATION, ANALYSIS AND SECURITY (ITEM 11)			10- 1
	10.1	QA/QC Programs		10- 1
		10.1.1	AngloGold 2006-2007	10- 1
		10.1.2	B2Gold 2008	10- 2
		10.1.3	Gramalote 2010-2011	10- 3
	10.2	Sample Preparation		10- 4

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		10.2.1	Crushing Samples:	10- 4
	10.3	Sample Analysis		10- 4
		10.3.1	Gold Analysis:	10- 5
		10.3.2	Multi-Element Analysis:	10- 5
		10.3.3	Detection of Mercury	10- 5
	10.4	Check Assays		10- 6
		10.4.1	B2Gold 2008:	10- 6
		10.4.2	Gramalote 2010-2011	10- 6
		10.4.3	Internal Lab Protocols	10- 6
		10.4.4	Assay Data Management	10- 7
		10.4.5	QC Assay Quality Control	10- 8
	10.5	Opinion on Adequacy		10-11
11	DATA VERIFICATION (ITEM 12)			11-1
	11.1	Procedures		11- 1
	11.2	Limitations		11- 1
	11.3	Data Adequacy		11- 1
12	MINERAL PROCESSING AND METALLURGICAL TESTING (ITEM 13)			12- 1
	12.1	SGS Lakefield Research S.A., Santiago, Chile (SGS)		12- 1
	12.2	Kappes, Cassiday and Associates, Reno, Nevada (KCA)		12- 1
		12.2.1	Bond Work Index Test	12- 1
		12.2.2	Column Leach Tests	12- 1
		12.2.3	Metallurgical Testwork by B2Gold	12- 2
13	MINERAL RESOURCE ESTIMATE (ITEM 14)			13- 1
	13.1	Geological Model		13- 1
	13.2	Estimation Process		13- 1
	13.3	Composite Size		13- 2
	13.4	Density		13- 2
	13.5	Capping Selection for High- Low and Outside Composites		13- 3
	13.6	Gramalote Estimation		13- 6
		13.6.1	Variograms	13- 6
		13.6.2	Estimation Parameters	13- 9
	13.7	Gramalote Geostatistical Simulations		13-10
		13.7.1	Validation of the simulations	13-10
		13.7.2	Block Model Validation	13-11
		13.7.3	Drillholes direction validation	13-11
		13.7.4	Block size	13-11
		13.7.5	Grade Tonnage –Curve for Gramalote	13-11
	13.8	Trinidad Estimation		13-12
	13.9	Mineral Resource Classification		13-13
	13.10	Mineral Resource Statement		13-14
14	ADJACENT PROPERTIES (ITEM 23)			14- 1
15	OTHER RELEVANT DATA AND INFORMATION (ITEM 24)			15- 1
16	INTERPRETATION AND CONCLUSIONS (ITEM 25)			16- 1
	16.1	Results		16- 1
	16.2	Significant Risks and Uncertainties		16- 1

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		16.2.1	Exploration	16- 1
		16.2.2	Mineral Resource Estimate	16- 1
		16.2.3	Metallurgy and Processing	16- 2
17	RECOMMENDATIONS (ITEM 26)			17- 1
	17.1	Recommended Work Programs		17- 1
		17.1.1	Costs	17- 1
18	REFERENCES (ITEM 27)			18- 1
19	GLOSSARY			19- 1
	19.1	Mineral Resources		19- 1
	19.2	Mineral Reserves		19- 1
	19.3	Definition of Terms		19- 2

List of Tables

Table 1:	Gramalote Grade vs. Tonnage Curve	iii

Table 3-1:	Details of Mineral Tenements, Gramalote Property, Colombia	3-2

Table 9-1:	Drill Holes and Adit Sampling by Zone and Year	9-1

Table 10-1:	AngloGold QA/QC Samples	10-1

Table 10-2:	B2Gold QA/QC Samples	10-2

Table 10-3:	Gramalote QA/QC Samples	10-3

Table 10-4:	Sample Preparation Facilities	10-4

Table 10-5:	Sample Protocol for Gold	10-5

Table 10-6:	Sample Protocol for Mercury	10-6

Table 10-7:	Check Assay Protocol	10-6

Table 10-8:	Internal Laboratory Quality Control Samples	10-7

Table 10-9:	Summary of Database Management	10-7

Table 10-10:	Assay Quality Standards	10-8

Table 10-11:	Summary of Coarse Blanks	10-8

Table 10-12:	Summary of Laboratory Standards	10-9

Table 10-13	Summary of Laboratory Blanks	10-9

Table 10-14	Laboratory Standards	10- 10

Table 12-1	Summary of Samples Selected for Metallurgical Testwork as of 2009	12-2

Table 13-1	Gramalote Mineral Resources	13- 14

Table 19-1	Abbreviations	19-2

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List of Figures

Figure 3-1:	Location of the Gramalote Property, Colombia	3-4

Figure 3-2:	Mineral Claims Location	3-5

Figure 4-1:	Location and Access, Gramalote Property, Colombia	4-3

Figure 5-1:	Location of Neighboring Historic Mines	5-1

Figure 5-2:	Locations of Aristizabal Claims	5-2

Figure 6-1:	Geology of the Colombian Andes	6-3

Figure 6-2:	Gramalote Regional Structural Setting	6-4

Figure 6-3:	Local Geology of Gramalote Deposit	6-4

Figure 6-4:	Cross-Section Showing Alteration Zones	6-5

Figure 6-5:	Gramalote Structural Model	6-5

Figure 8-1:	Regional Exploration Targets Location Map	8-6

Figure 8-2:	Gramalote Property Regional Rock Samples	8-7

Figure 8-3:	Gramalote Property Regional Soil Samples	8-8

Figure 8-4:	Location of Targets in Gramalote Area	8-9

Figure 9-1:	Map Showing All Drill Hole Locations	9-4

Figure 9-2:	Gramalote Ridge Drill Plan Showing 2006, 2007 and 2011 Drilling	9-5

Figure 13-1:	Schematic Diagram of 2011 Modeling and Estimation	13-2

Figure 13-2:	Density statistics of the inside mineralized samples	13-3

Figure 13-3:	Probability Plots for the High Grade Zone	13-4

Figure 13-4:	Probability Plots for the Low Grade Zone	13-5

Figure 13-5:	Probability Plots for the Outside Zone	13-6

Figure 13-6:	High Grade Zone Variograms	13-7

Figure 13-7:	Low Grade Zone Variograms	13-8

Figure 13-8:	Low Grade Zone Variograms	13-9

Figure 13-9:	Grade-Tonnage Curve for Gramalote Central	13-12

Figure 13-10:	Trinidad Grade-Tonnage Curve	13-13

List of Appendices

Appendix A
Certificate of Author

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1   Introduction (Item 2)

The Gramalote Project (Gramalote or the Project) is located in central Colombia, approximately 230 km northwest of the Colombian capital of Bogota near the town of Providencia. Gold and silver mineralization in the Project area occurs within a structurally controlled quartz stockwork system within the Cretaceous Antioquia Batholith. The Project is held in a joint venture between B2Gold Corp. (B2Gold), 49%, and AngloGold Ashanti Ltd. (AngloGold or AGA), 51%, and is operated by Gramalote (Colombia) Limited

1.1 Terms of Reference and Purpose of the Report

Gustavson Associates, LLC (Gustavson) was commissioned by B2Gold to prepare a Technical Report on mineral resources for the Project. The purpose of this report is to present the current mineral resource estimate for Gramalote, and to enable B2Gold to comply with certain Canadian regulatory requirements.

This report was prepared according to Canadian National Instrument 43-101 (NI 43-101) Standards of Disclosure for Mineral Projects and associated Form 43-101F1 (June 30, 2011), and Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (November 27, 2010). The mineral resource estimate and interpretations and conclusions reported herein are based on technical data available as of the effective date of this report, June 1, 2012.

Form 43-101F1 Items 15 through 22 (Mineral Reserve Estimates, Mining Methods, Recovery Methods, Project Infrastructure, Market Studies and Contracts, Environmental Studies, Permitting and Social or Community Impact, Capital and Operating Costs, and Economic Analysis, respectively) are not required for a Technical Report on mineral resources and are not included in this report.

1.2 Sources of Information

The information, interpretations, conclusions, and recommendations presented in this report are based on the review and analysis of digital and hard copy data provided by B2Gold. Information was also obtained by Donald E. Hulse, (QP) during on-site inspection of the Project site on May 8 and 9, 2012.

B2Gold previously filed a Technical Report on the Gramalote Project in 2009:

Meister, S. (2009). Gramalote Ridge Project, Department of Antioquia, Colombia, NI 43-101 Technical Report Issued by B2Gold, February 27, 2009.

A portion of the background information and technical data for this report was obtained from the above report. Additional information was requested from and provided by B2Gold. Other documents and data sources used during preparation of this report are cited in the text and are referenced in Section 19.

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1.3 Qualified Person (QP)

The Qualified Person (QP), as defined by NI 43-101, responsible for this report is:

•    Donald E. Hulse, P.E., Vice President and Principal Mining Engineer, Gustavson.

Mr. Hulse acted as project manager during preparation of this report, and is specifically responsible for Sections 1 through 19.

1.3.1 Details of Inspection

Mr. Hulse visited the Project site on May 8 and 9, 2012, where he conducted general geologic field reconnaissance, reviewed drill core and verified drill collar locations in the field with map and compass. At the Gramalote office in Providencia, Mr. Hulse reviewed drill logs, historic survey data, and performed a detailed review of modeling methods and parameters with personnel from AngloGold, B2Gold’s joint venture partner. Core logging and splitting procedures, data handling and sample security protocols, and chain of custody were also reviewed with Gramalote field personnel during the site visit.

1.4 Units of Measure

The metric system has been used throughout this report. All currency is in U.S. dollars (US$) unless otherwise stated. Tonnes are metric tons (1,000 kg, or 2,204.6 lb).

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2   Reliance on Other Experts (Item 3)

During preparation of this report, Gustavson, relied in good faith on information provided by B2Gold regarding property ownership, mineral tenure and royalties and agreements (Sections 3.2 through 3.4) . Gustavson has not independently verified the status of the property ownership or mineral tenure presented by B2Gold through the following reports:

  Meister, S. (2009). Gramalote Ridge Project, Department of Antioquia, Colombia, NI 43-101 Technical Report Issued by B2Gold, February 27, 2009 (the “2009 Technical Report”);

  AngloGold Ashanti, (2012). Mineral Resource and Ores Reserve Report, Internal Report, April 4, 2012;

  Gramalote Colombia Limited, (2011). Resources and Reserves, Gramalote 2011 Report, Internal Report, December 15, 2011 (the “AngloGold Gramalote 2011 Report); and

  Quantitative Group, (2012). AngloGold Ashanti, Mineral Resource Review, Gramalote, Colombia, Third Party Report, March 25, 2012 (the “2012 Resource Review”).

Information provided in the reports listed above is used in Sections 4 and 5 of this report.

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3     Property Description and Location (Item 4)

3.1 Property Description and Location

The Gramalote property is located near the town of Providencia, Department of Antioquia, Colombia. The Project is located approximately 230 km northwest of the Colombian capital of Bogota and 110 km northeast of Medellin, the regional capital of the Department of Antioquia (Figure 3-1). The geographic center of the Project is located at UTM Zone 18N (WGS84): 509,180 East; 720,330 North (6°31’ N, 74°55’ W).

3.2 Mineral Titles

The Gramalote Project consists of 27 contiguous claims totaling 35,321.74 hectares. The claim block includes two exploitation licenses (2,349.51 hectares) and 25 registered concession contracts (32,972.23 hectares). Nineteen of the concession contracts and the two exploitation licenses are registered in the name of Gramalote Colombia Limited (“Gramalote Branch”), and the remaining six concession contracts are registered in the name of AngloGold. Claim details are summarized in Table 3-1, and claim boundary locations are shown on Figure 3-2.

The exploration phase begins as soon as the concession contract is registered in the National Mining Registry, and covers an initial period of three years, which may be renewed for an additional two years. The concessionaire has a period of three years to carry out the installation and construction phase of the project following the exploration phase, and such period may be extended for one more year. As soon as the installation and construction phase ends, the exploitation term starts. The total period for the concession contract (exploration, installation and construction, and exploitation) is 30 years, which may be renewed for an additional 30 years. Under Colombian mining law, producing mines are subject to a federal royalty of 4% of the gross value of gold and silver production.

The tenement information outlined in Table 3-1 is confirmed as of October, 2011. Claim status, as presented herein, may evolve as applications are approved or as contracts are signed by the Colombian mining authority. Updated tenement information may be verified online via the Spanish language Colombian government’s mineral tenement website: www.ingeominas.gov.co.

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Table 3-1 Details of Mineral Tenements, Gramalote Property, Colombia

Source: Gramalote (Colombia) Limited, 2011

3.3 Royalties, Agreements and Encumbrances

In July 2005, Sociedad Kedahda S.A. (Kedahda), a wholly owned subsidiary of AngloGold, entered into an option agreement with the Colombian-based Grupo Nus to earn a 75% interest in the Gramalote property by completing cash payments, complying with specified work expenditures, and presenting a Feasibility Study on or before July 2010. In August 2007, B2Gold purchased, for a combination of cash payments, share consideration, and payments based upon ounces of gold in the proven and probable reserve categories, the rights to the Grupo Nus option agreement including the remaining 25% interest in the Gramalote property.

On May 15, 2008 B2Gold entered into an agreement with AngloGold, whereby AngloGold transferred to B2Gold a 2% interest in the Gramalote joint venture and assigned to B2Gold other rights relating to Gramalote Colombia Limited, including AngloGold’s right to acquire an additional 24% interest, so that B2Gold then held a 51% interest in the Gramalote joint venture (AngloGold retaining 49%) and accepted responsibility for management of exploration of the Gramalote Project. In addition, AngloGold transferred to the Gramalote joint venture its interests in additional claims contiguous to the original Gramalote property.

In 2010, AngloGold entered into an agreement with B2Gold to amend the Gramalote joint venture agreement. Under the amended terms, AngloGold regained its 51% interest in the joint venture and became manager (operator) of the Project while B2Gold retained a 49% interest.

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Once in production, state royalties on the gold and silver are 4% of the gross metal value at the plant site (as per Article 16 of Law 141 in 1994). These state royalties are independent of national, departmental and municipal taxes.

3.4 Environmental Liabilities and Permitting

3.4.1 Environmental Liabilities

Artisanal mining has occurred on the Gramalote property for the past century. At this time, there are no known pending or outstanding environmental liabilities related to exploitation within the present joint venture area. The proposed exploration program includes diamond drilling, and therefore requires the approval of the Colombian regional environmental authority (CORNARE). Drilling is actively ongoing at Gramalote and drilling approval is in good standing. The claims have not been legally surveyed.

3.4.2 Required Permits and Status

Environmental permits for water use and tree cutting are required during the drilling phase of exploration. Current water use permits are valid and tree cutting permits are in process. No special bonds are required, since all concession contracts require an insurance policy with coverage for environmental and mining liabilities. Any surface land owners will be identified and respective land use and access (servidumbre) permits will be obtained.

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Figure 3-1: Location of the Gramalote Property, Colombia

LOCATION
OF THE
GRAMALOTE PROPERTY
COLOMBIA
GRAMALOTE PROPERTY
CARIBBEAN SEA
BARRANQUILLA
CARTAGENA
Panama
Venezuela
PROVIDENCIA
MEDELLIN
PACIFIC OCEAN
BOGOTA
CALI
WESTERN CORDILLERA
CENTRAL CORDILLERA
EASTERN CORDILLERA
N
Colombia
Ecuador
Brazil
Peru
0 250 500
kilometers
Colombia
South America
WGS-84 DATUM UTM COORDINATES, ZONE 18, NORTHERN HEMISPHERE
-500,000 mE
-250,000 mE
0 mE
250,000 mE
500,000 mE
750,000 mE
78° W
72° W
8° N
2° N
4° S
1,250,000 mN
1,000,000 mN
750,000 mN
500,000 mN
250,000 mN
0 mN
-250,000 mN
-500,000 mN

Source: Meister, 2009

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Figure 3-2: Mineral Claims Location

Source: AngloGold Ashanti, 2012

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4     Accessibility, Climate, Local Resources, Infrastructure and Physiography (Item 5)

4.1 Topography, Elevation and Vegetation

The Gramalote Project is located along the southern margin of the topographic depression formed by the Nus River valley, a major west-northwest trending structural depression within the generally planar south- and east-sloping Antioquia plateau of Colombia’s Central Cordillera. The Nus River flows from the central region of the Antioquia plateau into the Magdalena basin to the east. Topography along the Nus valley is undulating with locally steep and incised areas. Elevations in the Gramalote Project area range from 800 to 1,500 meters above sea level, while elevations over the Antioquia plateau are generally between 2,300 and 2,500 meters above sea level. Except in areas of historic artisanal mining, the region is covered in grass pasture and cropland with limited, isolated extensions of natural vegetation dominated by lush, low-growth Andean forest, mostly preserved along the courses and headwaters of drainages. Natural bedrock outcrop is rarely observed. Tropical weathered latosol profiles are common and average 15 meters thick in undisturbed areas.

4.2 Climate and Length of Operating Season

The climate in the vicinity of the Gramalote Project is mildly tropical with daytime temperatures averaging about 24°C throughout the year. Yearly rainfall averages about 200 cm and falls mostly during two rainy seasons extending from March to May and from September to December. Mining exploration and future operations may be conducted year round on the Gramalote Project.

4.3 Accessibility and Transportation to the Property

The project site is located in the Nus River valley, a transportation corridor of paved highways connecting the Colombian capital city of Bogota and the city of Medellin to the Magdalena River at Puerto Berrio. Access to the Gramalote Project site is provided by well-maintained paved road surface from Medellin (3 to 4 hours driving time) and Bogota (8 to 10 hours driving time), both of which offer daily international flight service.

4.4 Infrastructure Availability and Sources

The project site is located approximately 55 km from Puerto Berrio, from which direct water access is available to Barranquilla, a major ocean port on the Caribbean coast). Providencia, the town nearest to the project site, is a historic railway station and mining supply center, administered by the Municipality of San Roque, which is 12 km to the southwest of the Gramalote Project. Gravel roads connect the small town and farm population to the Nus Valley infrastructure. An inactive freight/passenger railway line and high tension electricity lines pass within one km of the Gramalote Project area. Regionally, central Antioquia Department is a hub of large-scale hydro-electricity generation. A 2.5 megawatt hydroelectric plant is presently generating electricity at the Guacas Creek, within the Gramalote property. Water resources are abundant throughout the region.

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Agricultural activities in the Nus River valley are dominated by cattle ranching and sugar cane, raw sugar (panela), and tropical fruit production. Small-scale, artisanal gold mining from both alluvial and hard-rock sources is evident throughout the Nus Valley region.

Several small towns with a long history in ranching and small scale mining are located near the project site and should provide readily available labor. Local labor is not trained in modern exploration and mining techniques, so training and importation of some expatriates will likely be necessary. All requirements (personnel, equipment, contractors) for project exploration and development, including diamond drills, can be acquired or contracted out of Medellin. Some heavy equipment can be contracted out of Cisneros, San Roque, San Jose del Nus, and Puerto Berrio.

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Figure 4-1: Location and Access, Gramalote Property, Colombia

Source: Meister, 2009

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5     History (Item 6)

The Gramalote area has a long history of artisanal gold mining, likely dating from Pre-Colombian times (16th century) to present day. Historic production was dominated by hydraulic techniques, and by the early 1900’s many operations were producing gold throughout the Nus River valley, including at Gramalote, Guacharacas, La Trinidad, Cisneros and El Limon. The location of these historical mines is shown in relation to the Gramalote Project boundary in Figure 5-1.According to late 19th century mineral titles reviewed by Shaw (2003), the mines at Gramalote, including El Retiro, Gramalote, El Mango, El Balzal, La Concha, and others were owned by the Aristizabal family. The mines worked residually-enriched colluvium and mineralized in situ saprolite in the surface oxide zone around Gramalote Ridge, as well as alluvial deposits.

Figure 5-1: Location of Neighboring Historic Mines

Source: Gorham, 2008

The present day artisanal mining uses original machinery, including tubing, Pelton wheels, gearboxes and millstones from the early 20th century. Modern mineral titles covering part of the known mineralization at the Gramalote Project remained with the Aristizabal family until 2005. The location of the Aristizabal claims is shown on Figure 5-2.

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Figure 5-2: Locations of Aristizabal Claims

Source: Gorham, 2008

In 1995, Metallica Resources, Inc. (MRI) executed a preliminary exploration agreement with Sergio Aristizabal, holder of Gramalote Mineral Title 14292. MRI conducted surficial sampling and mapping of the Gramalote Ridge area. Between 1996 and 2000, three additional companies (Gridiron Exploration Ltd in 1997, Placer Dome Exploration Inc. in 1999, and Peñoles from Mexico in early 2000) conducted brief evaluation and sampling studies at Gramalote. The gold market and Colombian security conditions were given as reasons for these companies not pursuing further exploration on the Gramalote Project.

In January 2003, Shaw (2003) brought the Gramalote prospect to the attention of AngloGold’s Lima-based South American exploration team. AngloGold’s Colombian subsidiary, Kedahda reviewed the prospect in late 2003, and AngloGold consolidated the mineral exploration tenement and formally entered into a joint venture agreement in 2005 with Grupo Nus. In 2006 and 2007, AngloGold conducted regional exploration drilled 43 diamond drill holes, excavated and sampled a 240-meter underground tunnel, and completed a preliminary resource estimate on the Gramalote Ridge area.

In 2007 and 2008, B2Gold entered into agreements which gave them management responsibility for exploration on the Project.

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5.1 Historical Mineral Resource and Reserve Estimates

Gustavson knows of no historic mineral resource or reserve estimates associated with the Gramalote deposit.

5.2 Historical Production

Artisanal mining has occurred on the Gramalote deposit site since the 16th century, but production has always been small and no known records have been maintained.

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6     Geological Setting and Mineralization (Item 7)

The regional and local geology of the Gramalote Project are discussed in detail in the 2009 Technical Report, and in the 2012 Resource Review. The geological descriptions provided in Sections 6.1 and 6.2 below are derived and paraphrased from the 2009 Technical Report, the AngloGold Gramalote 2011 Report, and the 2012 Resource Review. Gustavson considers the geological descriptions to accurately portray the geology as currently understood at the Gramalote Project.

6.1 Regional Geology

The Gramalote property is located in the northern portion of South America in Colombia’s Central Cordillera, the central of three major mountain ranges which collectively make up the Colombian Andes. The Central and Eastern Cordilleras are separated by the Magdalena River Valley, and the Central and Western Cordilleras are separated by the Cauca-Patia Graben (Figure 6-1). The Western Cordillera is bounded to the east by the Romeral fault system (CRFS; McDonald, 1980).

The Central Cordillera is composed of a Precambrian and Paleozoic polymetamorphic basement (McCourt, 1984). This basement is intruded by numerous Mesozoic and Cenozoic batholiths and stocks. During the Jurassic, large batholiths and widespread volcanoclastic sequences were formed. The Western boundary of the Paleozoic polymetamorphic basement is defined regionally by the Lower Cretaceous Romeral Fault (McCourt, 1984; Aspden& McCourt, 1986). The Gramalote deposit is hosted by the Antioquia Batholith, one of the most extensive batholiths from the Late Cretaceous.

The Antioquia Batholith is a multi-phase; calc-alkaline, I-type intrusive complex comprised predominantly of tonalite with localized diorite and granodiorite phases, and is exposed over an area exceeding 7,800 km2. Cediel et al. (2003) present a geological model for the Antioquia Batholith supporting its emplacement by subduction with the consumption of the oceanic lithosphere during the arrival, emplacement and accretion of the Dagua terrane along the pacific margin of the northern Andes during the late Cretaceous through Eocene. Major lineaments are noted within the batholith, especially in its eastern sector. These lineaments are generally west-northwest through northwest-trending and record rotation and sinistral shear, possibly related to pene-contemporaneous dextral reactivation of the Palestina fault system and dextral transpression along the Romeral fault system. Subordinate zones of north-south extension and northeast-striking shear are related to the regional sinistral shear patterns and appear to provide an important controlling mechanism for the focusing of late magmato-hydrothermal activity and gold (+\- Cu, Mo, Pb, Zn, Ag) mineralization in various sectors of the batholith.

6.2 Local and Property Geology

Large regional and subordinate local structures have modified the Antioquia Batholith and control the occurrence and distribution of the mineralization within the Gramalote deposit. The structural setting regional to Gramalote is dominated by two north-south faults zones, the Palestina Fault Zone to the east and the Miraflores Fault Zone to the west. These are linked by ‘horse tail’ regional extensional structures with the Nus River structural break to the north and the Cristales Shear Zone to the south controlling the Gramalote local scale structural setting. The regional structural setting affecting Gramalote is illustrated in Figure 6-2.

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The dominant lithology at the Gramalote deposit is tonalite-granodiorite with subordinate diorite. Minor, late stage aplites and pegmatites also occur locally. Gold mineralization at Gramalote is associated with structurally controlled quartz stockwork vein systems. Local geology with respect to the Gramalote deposit is shown in Figure 6-3.

Hydrothermal alteration zones prevalent at Gramalote are entirely structurally controlled. The alteration is restricted to selvedges around veins ranging from a few millimeters up to 10cm. Three diffuse overlapping alteration zones are identified moving from the fresh rock to the mineralized veins over a range of generally less than 20cm:

1.	A distal incipient sericite (alteration of plagioclase to a fine mica) zone with partially oxidized magnetite and biotite altered to chlorite;

2.	An intermediate extensive sericitisation and incipient carbonate zone with pyrite replacing magnetite, and incipient carbonatisation; and

3.	A proximal zone with no magnetite, +/-K-feldspar, muscovite fully replacing chlorite and increased carbonatisation.

The gradual destruction of magnetite from fresh rock to the most intensely altered rock allows the alteration to be ‘mapped’ to some degree through the use of the magnetic susceptibility of the rock.

In a broader sense three main alteration zones are recognized, a quartz-sericite zone, a carbonate zone and a potassic zone. A minor argillic alteration zone is identified at the surface. These alteration zones are presented in Figure 6-4.

As noted above, the local scale structure at Gramalote is controlled by two major features, the Nus River lineament to the north and the Cristales Shear Zone to the south. Duplex shear zones have developed between these two regional structures as second order structures with subordinate third and fourth order tension gashes developing between the second order structures. The dilational nature of the lower order structures has allowed the circulation of the mineralizing fluids. The structural architecture is demonstrated in Figure 6-5.

6.3 Significant Mineralized Zones

Mineralization is closely linked to alteration and, like alteration, is structurally controlled. The mineralization is vein hosted, either in sheeted veins or local stockworks. Three stages are identified and associated with vein and alteration types:

1.	Quartz-calcite-pyrite is an assemblage of fine grained quartz and calcite with very fine grained pyrite. This vein type generally does not host gold;

2.	Quartz-pyrite-chalcopyrite-gold is the most important gold host typically associated with K-feldspar (potassic) selvedge. The gold occurs as fracture fill in pyrite along with chalcopyrite; and

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3.	Quartz-calcite-white mica is commonly barren but can show moderate gold grades (but up to 20 g/t). The veins are typically identified through the selvedge of white mica.

Figure 6-1: Geology of the Colombian Andes

Pliocene volcanic rocks
Mesozoic and Cenozoic mafic rocks
Cenozoic sedimentary rocks
Cenozoic magmatic rocks (Occidental Ridge)
Cenozoic magmatic rocks (Panamá-Chocó Arc)
Mesozoic sedimentary rocks
Cenozoic sedimentary rocks (Oriental Lhanos)
Cretaceous mafic rocks
Upper Cretaceous magmatic rocks
Jurassic and Triassic volcanic rocks
Jurassic plutonic rocks
Paleozoic magmatic rocks
Paleozoic and/ or Precambrian basement rocks
Marmato mining district
F. = Fault
C. = Cordillera
SIERRA NEVADA SANTA MARTA
OCA F.
BUCARAMANGA F.
CARIBBEAN SEA
10º
VENEZUELA
PALESTINA F.
OTU F.
MEDELLIN
Gramalote Deposit
BOGOTA
CENTRAL C.
EASTERN C.
GUAICARAMO F.
DABEIBA-PUERTO RICO F.
ROMERAL F.
CAUCA F.
WESTERN C.
PACIFIC OCEAN
SERRANIA DA MACARENA
GARZON MASSIF
N
2º
ECUADOR
100 km
78º
72º

Source: Gramalote (Colombia) Limited, 2011

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Figure 6-2: Gramalote Regional Structural Setting

Source: Gramalote (Colombia) Limited, 2011

Figure 6-3: Local Geology of Gramalote Deposit

Source: Gramalote (Colombia) Limited, 2011

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Figure 6-4: Cross-Section Showing Alteration Zones

Source: Gramalote (Colombia) Limited, 2011

Figure 6-5: Gramalote Structural Model

Source: Gramalote (Colombia) Limited, 2011

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7     Deposit Types (Item 8)

The Gramalote gold deposit is an intrusive-hosted, structurally controlled, stockwork gold-silver deposit. Gold mineralization is controlled by northeast-southwest trending shear zones and north-northwest to south-southeast trending shear extensional zones affecting the tonalites and granodiorites of the Antioquia Batholith.

The main zone of mineralization defined by drilling has been traced along strike to the northeast (azimuth 70º) for approximately 1,100 meters. Mineralization occurs within several zones that periodically coalesce both along strike and down-dip. Zones vary in width from tens of meters to 150 meters in true width with vertical to sub-vertical dips to the south-southeast. The silver to gold ratio is approximately 1:1.

Gold mineralization occurs within altered and mineralized tonalite of the Antioquia Batholith. Anomalous gold grades are associated with three overprinting, texture-destructive alteration assemblages including potassic, quartz-sericite and sericite-carbonate. The magnetite destructive alteration characteristics of these zones is clearly defined using airborne and ground magnetic surveys over the tonalite host rock which is weak to moderately magnetic. Within these alteration zones, anomalous gold mineralization is associated with three specific types of stockwork quartz veining. These include quartz veinlets with fine grained pyrite (Type 1), quartz-carbonate veinlets (Type 2) and quartz veinlets with granular pyrite (Type 5). Oriented core data collected in 2008 suggests the veins have random orientations with a weak preference for a 045º subvertical orientation.

The saprolite (oxide) and “saprock” (transition) portion of the deposit represents a small percentage of the mineralization. Saprolite thickness is variable from 5 to 30 meters, with an average thickness of 15 meters. Local artisanal miners are active within the saprolite portion of the deposit. In the Gramalote Ridge area they mine narrow (<50 cm) north-south to northwest trending sub-vertical mineralized quartz veins.

Coarse gold is not observed in the drill core, and petrographic work to date indicates the gold occurs in 5 to 20 micron sizes associated with fractures and inclusions within pyrite and cavities associated with sulphosalts (aikinite PbCuBiS3, matildite AgBiS2) and tellurides (hessite (Ag2Te) (Leal, 2007 and Cabral, 2007).

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8     Exploration (Item 9)

8.1 AngloGold 2003-2007 Exploration

This section is partly excerpted from the June 2008 NI 43-101 Technical Report, Updated Report on the Gramalote Property (Gorham, 2008). Exploration by AngloGold between 2003 and 2007 comprised both regional exploration programs as well as diamond drilling in the main Gramalote Ridge area. All AngloGold exploration work completed between 2003 and 2007 was carried out under the supervision of professional senior-level geologists utilizing generally accepted international exploration standards as applied by AngloGold on a global basis. Approximately US$4.3 million dollars were expended by AngloGold on exploration activities on the Gramalote property between 2003 and 2007, including:

  Detailed topographic surveying over Gramalote Ridge and the surrounding area.

  Regional stream sediment sampling over the entire Gramalote property. A total of 277 stream sediment samples were collected and analyzed for gold plus 31 elements.

  Regional soil sampling on 50 to 200-meter centers over the most interesting regional prospects peripheral to the Gramalote Ridge area. A total of 2,853 soil samples were collected and analyzed for gold plus thirty-one additional elements.

  Surface soil sampling over the entire Gramalote Ridge and surrounding area at 50 x 100-meter centers. A total of 491 samples have been collected and all samples analyzed for gold plus 31 elements.

  Detailed structural and alteration mapping of the one square km area surrounding Gramalote Ridge.

  Selective and continuous grab, chip, channel and panel sampling of out cropping mineralization around Gramalote Ridge. A total of 266 rock samples were collected. All samples were analyzed for gold plus 31 elements.

  Prospecting, including geological and structural mapping, on a regional basis over the entire Gramalote property, including in outlying areas of identified historic and active artisanal workings. A total of 1,384 rock samples were collected and analyzed for gold plus 31 additional elements.

  A trial, in-house ground- based magnetometer survey over Gramalote Ridge and some of the outlying prospects was completed to test the possibility to use magnetic field information for exploration purposes at a more regional level. A total of 116 line-km were surveyed in 59 lines.

  Petrographic thin and polished section and microprobe study of prepared core samples, oriented towards the distribution of gold in mineralized materials.

  The excavation and complete channel and bulk mineral sampling of a 240-meter tunnel, with a two-by-two meter cross sectional area, in fresh (unweathered) rock, drifting into the northeast flank of Gramalote Ridge.

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  Diamond core drilling completed on the Gramalote Ridge area including 43 drill holes for a total of 12,312 meters.

  Two phases of preliminary metallurgical test work on mineralized sulphide- bearing materials collected from the underground tunnel and drill core from various localities around Gramalote Ridge.

The surface exploration programs defined a significant intrusive hosted gold system that had never been drilled. Surface mapping, rock and soil sampling identified an exploration target extending over an area of more than one square km centered about Gramalote Ridge. Mineralization is contained within numerous tens-of-meter sized, structurally-related corridors which commonly contain mineralization exceeding 1g/t gold. Gold grade is directly related to the presence and abundance of mineralized veins and veinlets within the corridors.

8.2 B2Gold 2008 Exploration

B2Gold spent approximately US$12 million dollars in 2008 on the Gramalote property, including the Gramalote Ridge and surrounding areas. The focus (and object of the majority of expenditures) of B2Gold’s 2008 exploration program was the diamond drilling campaign in the main Gramalote Ridge area. Details of this program are discussed in Section 9. Additional regional exploration programs involving infill soil geochemistry and surface trenching and mapping and sampling were carried out on several targets adjacent to and within 23 km of the Gramalote Ridge area (Figure 8-1 to Figure 8-3). Twenty-three diamond drill holes were drilled on regional targets, including 20 drill holes in the La Trinidad target area. Regional stream geochemical analysis, prospecting, and surface rock sampling were also carried out within the 250 square km area of interest surrounding the Gramalote Ridge area.

B2Gold completed surface structural mapping and rock sampling of numerous vein orientations in the main Gramalote Ridge area to characterize gold distribution and determine optimal drill hole orientation for the 2008 drill campaign. The 240-meter long adit was re-mapped and re-sampled in 2008 to evaluate short range grade variability. Sampling and mapping of both the northwest and southeast ribs of the adit confirmed the east-northeast overall trend of the Gramalote mineralized zones. Sampling results and mapping also indicated that anomalous gold grades occur in several vein orientations including steeply dipping and shallow dipping vein sets.

La Trinidad: The Trinidad mineralized zone is located along the Nus River Break and the Medellin–Puerto Berrio Highway approximately three km north-northwest of the Gramalote Ridge. A soil geochemical anomaly defined by samples greater than 50 ppb extends 1,200 meters east–west by 400 meters north-south. Several hand dug trenches targeting anomalous (>200ppb gold) soil anomalies were excavated in 2008 to determine the orientation of the mineralized vein sets. Mineralized shear structures are characterized by a preferential orientation of 050º and dipping 80º southeast with extensional structures at 010º degrees and dipping 85º to the east. In 2008, B2Gold drilled 20 diamond drill holes totaling 7,019 meters over an area that measured 1,100 meters by 400 meters. The program was designed to test the strike length of the soil geochemical anomaly. The style of alteration and mineralization at Trinidad is similar to the Gramalote Ridge area. Additional drilling is required and the zone remains open to the east and depth.

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Felipe Zone (Cascada): The Felipe zone is located (200 meters) immediately west of Gramalote Ridge and hosts similar mineralization comprising both north-south and north-east oriented sheeted veinlets with potassium feldspar and quartz-sericite selvages. Rock and soil sampling in 2008 returned anomalous gold values over a 150 by 300 meter area along the westward strike extension of the Gramalote Ridge area. Soil sampling returned anomalous gold values up to 2,050 ppb forming an east northeast elongate anomaly, potentially joining with the Monjas anomaly further to the west. In 2008, B2Gold drilled five diamond drill holes totaling 1,411 meters testing the anomaly over a 250 meter by 300 meter area.

Monjas: Monjas Ridge is located 280 meters along the westward strike extension of the Gramalote Ridge zone and was the site of artisanal mining. The area is somewhat isolated and is covered by heavy vegetation and thick in situ saprolitic soils. Sampling by AngloGold between 2003 and 2007 of mineralized potassium feldspar altered samples from old mine dumps returned several plus 1.0 g/t results. Recent 2008 soil sampling returned discontinuous anomalous (200 to 4,200 ppb gold) values over a 1,000 meter by 120 meter area. Follow up prospecting and mapping along Monjas Ridge has been hampered by the lack of outcrop exposure.

La Concha: The La Concha historic artisanal mining site is located 430 meters north of Gramalote Ridge and hosts a zone of north-east trending sheeted veinlet development with selvages of potassium-feldspar and quartz-sericite alteration. Surface channel rock sampling over 200 by 120 meter areas returned gold values up to 8.9 g/t gold and soil sampling returned anomalous gold values from 100 ppb Au up to 1,520 ppb Au. The anomalous area defined by soil and rock geochem has a general northeast trend similar to Gramalote Ridge and broadly paralleling the Guacas Creek lineament. In 2008, B2Gold drilled one diamond drill hole to a depth of 419 meters. The best result obtained was 0.19 g/t gold over 28.45 meters.

San Antonio: Located 500 meters northwest of the Gramalote Ridge deposit, the San Antonio historic artisanal mining area hosts east-west and north-south trending Type 1 vein mineralization in potassic and quartz-sericitic alteration. Selective vein sampling returned values up to 34 g/t gold. A single hole was drilled to test the San Antonio zone. The best drill assay results were 0.62 g/t gold over 10.15 meters.

La Reina: The La Reina historic artisanal mine site is located 700 meters east of Gramalote Ridge. The La Reina anomaly includes structures of northeast and north south oriented sheeted veinlets with quartz-sericite selvages. Rock sampling has returned anomalous gold values over a 150- by 150-meter area, coincident with historic open cut workings in saprolite. Soil sampling also reflects a 300 by 200 meters anomaly, with anomalous gold values forming a discontinuous northeast trending zone over an area of 500 meters by 250 meters potentially joining with the El Balsal anomaly to southwest. In 2008, B2Gold drilled four drill holes totaling 1,089 meters testing the Reina deposit over a 250 by 200 meter area. The best assay results obtained were 2.17 g/t gold over 26.1 meters and 0.39 g/t gold over 80.84 meters.

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La Maria: The La Maria artisanal mine is located approximately 2.5 kilometers to the east of Gramalote Ridge. Chalcopyrite-rich shear-veins with quartz-sericite alteration were locally mined on a small scale. Soil geochemistry has been completed over a 400 meter by 120 meter area with anomalous values up to 2.8 g/t gold. Based on the soil geochemistry, ground geophysics and the similarity in mineralization styles and alteration, the Maria anomaly is believed to be the eastward continuation of the El Balsal / La Reina structure.

El Limon: Located 700 meters south of Gramalote Ridge, the El Limon anomaly comprises an 850 meter by 300 meter soil geochemical anomaly with assays up to 7,280 ppb Au. Rock channel sampling along N50-70ºE fault veins and shear structures has returned up to 13 g/t gold in mineralization being mined by artisanal miners. Veining consists of quartz, pyrite, chalcopyrite and chalcocite with the wall rocks altered to quartz–sericite and spotty K-feldspar alteration assemblages.

La Malasia: The La Malasia zone is located 3.3 km south-southwest of Gramalote Ridge. Regional mapping in 2008 identified a series of sub-parallel northeast, northwest and east west trending shear veins with strong quartz-sericite–pyrite +/- chalcopyrite infillings along a 400 meter section of La Malasia Creek. Individual structures can be relatively high grade, with values as high as 36.1 g/t gold. Infill soil geochemistry in 2008 defined an elongate north-south trending gold anomaly from La Malasia to Cristales located 340 meters to the north. The anomaly comprises samples with values ranging between 60 and 500 ppb Au. In 2008, B2Gold drilled three diamond drill holes totaling 1001 meters over a 250 meter by 200 meter area. The best assay results obtained were 1.22 g/t gold over 17.2 meters, 0.83 g/t gold over 33.45 meters 0.63 g/t gold over 83 meters.

Cristales: Located three kilometers south of Gramalote Ridge, the best exposure is in a road located immediately west of the village of Cristales. Strong to intense fracturing and strong quartz - pyrite – illite – sericite alteration with medium to weak veinlet formation is observed in the tonalite host rocks which are intruded by a series of north-south striking equigranular porphyritic dioritic dykes. Nearly continuous channel sampling in 2008 within along a road cut averaged 900 ppb Au over 250 meters. In 2006 AngloGold drilled three diamond drill holes totaling 750 meters. Results from those holes showed only scattered narrow intervals of weakly mineralized alteration. Cisneros: An artisanal mining site located 23 km west of Gramalote Ridge and is best exposed in Guadualejo Creek. Mineralization and alteration is similar to Gramalote. Channel samples collected in 2008 from mineralized structures oriented N50ºE and N80ºE assayed up to 160 g/t gold. A mineralized zone over 200 by 180 meters is defined by surface rock sampling and soil geochemistry. Further exploration work is needed prior to drilling.

8.3 AngloGold 2010-2011 Exploration

The exploration strategy at Gramalote during 2010-2011 was focused on adding inferred mineral resources to the project in the Monjas Oeste, Monjas Este, El Limon, El Topacio and Trinidad targets (Figure 8-4).

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Prefeasibility and exploration work recommenced at the Gramalote Project in the second half of 2010 with exploration, infill drilling and metallurgical test sample drilling and preliminary engineering investigations. Highlights from the 2011 and 2012 prefeasibility and exploration work to date on the Gramalote property include positive metallurgical test results showing in excess of 90% recovery and encouraging drill results from Gramalote Central and outside targets indicating the potential for a larger resource. A total of US$40 million has been spent and 35,800.52 metres of diamond drilling has been completed in 118 holes since AngloGold became operator in September 2010 until the end of 2011.

Exploration drilling has been carried out on five drill targets located within four km of the current Gramalote Central mineral resource including Monjas West, Trinidad South, Monjas East, Limon and Topacio with the aim to add new inferred resources. All of these targets have similar geological, alteration and mineralization characteristics to Gramalote Central. A total of 16,803.39 metres in 49 drill holes have been completed on the five satellite targets from October 2010 to the end of 2011. Results to date clearly indicate the upside potential for more gold mineralization on the large Gramalote property.

Positive gold intersections have been returned in Monjas West located two km west southwest along strike of Gramalote Central mineral resource. A total of 6,281.49 metres in 17 holes have been drilled at Monjas West with results up to 56.0 metres at 0.94 g/t gold (including 14.0 metres at 1.66 g/t gold and 12.0 metres at 1.45 g/t gold) in hole MW-05, 20.0 metres at 1.88 g/t gold in hole MW-03, 22.0 metres at 0.93 g/t gold in hole MW-04 and 12.0 metres at 1.75g/t gold in hole MW-09.

In addition 23 infill drill holes totaling 8,995.45 metres were drilled on Gramalote Central and 10 drill holes totaling 2,811.36 metres were drilled for metallurgical testing.

Six geotechnical drill holes (2,291.1 meters) were drilled around the actual Gramalote Central pit limit, and 13 condemnation holes for 2,063.54 meters were drilled in the Palestina area, where the waste dump and tailing dump facility will likely be placed.

8.4 AngloGold 2012 Exploration

B2Gold and AngloGold are funding pro rata a 2012 joint venture pre-feasibility and exploration budget of US$36.9 million for the Gramalote property that includes 21,700 meters of diamond drilling for the exploration of additional targets on the property as well as infill and condemnation drilling. In addition, the budget will fund prefeasibility work including additional environmental studies, metallurgical test work and engineering. A pre-feasibility study is scheduled to be completed in June 2012 and a final feasibility study is planned for the fourth quarter of 2013.

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Figure 8-1: Regional Exploration Targets Location Map

Source: Meister, 2009

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Figure 8-2: Gramalote Property Regional Rock Samples

502,500 mE
505,000 mE
507,500 mE
510,000 mE
512,500 mE
722,500 mN
720,000 mN
717,500 mN
ROCK_AU50_PPB
500 to 422,000
50 to 500
-5 to 50
N
El Nus Structure
TRINIDAD
LA PLATA
PROVIDENCIA
GRAMALOTE
LA MARIA
MONJAS
EL LIMON
Cristales Structure
CRISTALES
LA MALASIA
0
1,500
3,000
meters
WGS84 DATUM, UTM COORDINATES, ZONE 18N
Regional Structures
Roads
Drainage

Source: Meister, 2009

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Figure 8-3: Gramalote Property Regional Soil Samples

502,500 mE
505,000 mE
507,500 mE
510,000 mE
512,500 mE
722,500 mN
720,000 mN
717,500 mN
SOIL_AU50_PPB
100 to 70,000
50 to 100
-5 to 50
N
El Nus Structure
TRINIDAD
LA PLATA
PROVIDENCIA
GRAMALOTE
LA MARIA
MONJAS
EL LIMON
Cristales Structure
CRISTALES
LA MALASIA
0
1,500
3,000
meters
WGS84 DATUM, UTM COORDINATES, ZONE 18N
Regional Structures
Roads
Drainage

Source: Meister, 2009

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Figure 8-4: Location of Targets in Gramalote Area

TRINIDAD WEST
TRINIDAD EAST
TOPACIO
GRAMALOTE
MONJAS EAST
MONJAS WEST
EL LIMON
gramalote
SYMBOLS
Soil Anomaly Grid (ppb)
100 - 200
> 200

Source: Gramalote (Colombia) Limited, 2011

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9     Drilling (Item 12)

From 2006 to 2009, a total of 136 diamond drill holes (plus the underground tunnel) were drilled at Gramalote Ridge and nearby exploration targets. Drill hole information is summarized in Table 9-1, and drill hole locations are shown in plan view on Figures 9-1 and 9-2.

Table 9-1: Drill Holes and Adit Sampling by Zone and Year

Year	Company	Zone	No. of Holes	Meters
Gramalote Ridge Area – Diamond Drill Holes
2006/2007	AngloGold	Gramalote	43	12,312
2008	B2Gold	Gramalote	60	20,140
2008	B2Gold	Felipe	5	1,411
2008	B2Gold	La Concha	1	419
2008	B2Gold	San Antonio	1	201
Subtotal		Gramalote Ridge Area	110	34,483
Gramalote Ridge Area – Adit
2007	AngloGold	Gramalote	1 (adit)	240
2008	B2Gold	Gramalote	1 (adit- resampled)	241
Subtotal		Gramalote Ridge Area		481
Regional Targets – Diamond Drill Holes
2006/2007	AngloGold	Cristales	3	750
2008	B2Gold	Cristales	3	1,001
2008	B2Gold	La Trinidad	20	7,019
Subtotal		Regional Targets	26	8,770
TOTAL – Diamond Drill Holes			136	43,251

9.1 AngloGold Drilling, 2006-2007

AngloGold contracted several Colombian drill companies, including Terramundo Drilling, Perfotec Ltda., Geominas Ltda., and Perforaciones Andina S.A., for drilling completed at the Gramalote Project during 2006 and 2007. The four contractors used a variety of core barrel sizes including HQ, NQ and BQ.

AngloGold completed 43 diamond drill holes in 2006 and 2007 for 12,312 meters. The holes were drilled predominantly due east and due west with minus 60 degree dips and averaged 290 meters in length. The drill spacing varied from 50 to 120 meters and tested a 900 by 400-meter area. The predominant drill azimuth of the AngloGold holes was based on surface structural and geologic mapping conducted by AngloGold.

Drill hole collars were surveyed by high-precision differential GPS. Drill holes 1 through 7 were surveyed one time at the end of the hole and holes 8 through 43 were surveyed every 100 meters down hole and at the end of the hole. Upon removal of the diamond drill rig from the site, a one-meter piece of four-inch PVC pipe was inserted into the top of the hole and cemented into place to record the drill hole location and general orientation. The final down-hole surveyed orientation and drill hole depth were engraved into a small cement pad surrounding each hole. Recoveries were excellent, averaging 97% for the AngloGold drill campaigns.

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B2Gold’s geologist’s re-logged the core from the first 43 drill holes to normalize the project database to a common geological reporting standard.

9.2 B2Gold Drilling, 2008

B2Gold used three drilling contractors during the 2008 drilling campaign: Kluane Colombia Empresa Unipersonal from Bogotá (drill rig KD600), AK Drilling International S.A. from Lima (drill rig UDR 200D LS) and Percotec from Medellin (drill rig LF70PQ and Longyear 38). The three contractors used a variety of core barrel sizes including HQ, NQ, BTW and NTW.

During the 2008 drilling campaign, 67 diamond drill holes were completed over Gramalote Ridge and the Balzal and Felipe zones. Drilling covered a strike length of 1,100 meters to the east north-east and 450 meters vertically. Additional exploration potential exists at depth and to the northeast.

B2Gold used a predominantly northwest (315°) drill azimuth during 2008 drilling based on an east-northeast, multielement-based potassic enrichment and sodium depletion anomaly, and the results of surface structural and geologic mapping in early 2008. B2Gold decided that the northwest drill azimuth was optimal to intersect the different vein sets and alteration packages.

Down-hole surveying was performed by a B2Gold geotechnician upon completion of the drill hole. A Reflex Maxibor II, continuous optical borehole survey system recorded azimuth and dip every three meters down the hole. In the case of spurious readings, the hole was re-surveyed.

Drill hole collars were located on the drill pads by total station survey. Once the drill rig commenced drilling, a second high precision total station survey was completed at the top and bottom of a drill rod in the drill chuck so that a starting azimuth and starting inclination could be calculated. The procedure used in the earlier drill program was also used by B2Gold for permanently marking drill hole locations.

Core recovery in 2008 was excellent and varied between 94-99% with an average of 96.48% for the duration of the drill program.

All aspects of the 2008 B2Gold drill program, including collar surveying, down-hole surveying, geologic data collection, sampling, and quality control were supervised by Mr. Vern Shein, B2Gold Project Manager for the Gramalote Project.

9.3 Drillhole Database

Gramalote drilling data is input through a process called Table Mapping using DHLogger software. In this process, csv-type files provide the information source for compiling the logging information, location, drilling dates, depth, survey, recovery, magnetic susceptibility, sampling and assays data. The compiled information is entered into the project database using the Fusion Client software.

The Gramalote Project database is titled SACOGRADATA01. This is a relational database that uses the Open Database Connectivity (ODBC) interface of Microsoft®, which allows the user to request and send data to the server. The connection between the Gramalote server and the central database of AGA Colombia in Bogotá is via the AGA net. This connection uses the tools "Fusion Remote" and "Fusion Central" , which are part of an Enterprise solution of "Century Systems" in which Fusion Central is the central repository of all data and the administrator of the database structure, and Fusion remote is a repository of data that serves to create a remote system that manages the structure and stores data.

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The local database stores information associated with drill holes, trenches, soil sampling, sediment sampling and surface rocks sampling. Other data, such as costs and administrative information are handled with different tools which are not appointed here.

Logging and drilling are completed at 2-meter intervals. Magnetic susceptibility is measured on rock samples (soil and saprolite are not included) every 20 centimeters. Specific gravity is measured on rock samples of approximately 20 centimeters every 25 meters.

Drill samples are transported to the storage area the day after they are collected, and are immediately logged using the format showed in Table 8.1. The magnetic susceptibility measures are taken using a kapameter and the data are written on the magnetic susceptibility format (in Spanish). Specific gravity data are taken within or just after the logging process. When logging and measurements are completed, the samples are shipped to the AngloGold warehouse in Funza (Cundinamarca) and then on to the laboratory.

Numeric codes are used to identify different characteristics of the rock on the drill logs, and an equivalent code is created in DHLogger.

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Figure 9-1: Map Showing All Drill Hole Locations

TRINIDAD DEPOSIT
TOPACIO NORTH
TOPACIO SOUTH
TRINIDAD SOUTH
TRINIDAD SOUTHEAST
GRAMALOTE DEPOSIT
MONJAS EAST
MONJAS WEST
EL LIMON
N
Kilometres
B2GOLD
GRAMALOTE

Source: Gramalote (Colombia) Limited, 2011

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Figure 9-2: Gramalote Ridge Drill Plan Showing 2006, 2007 and 2011 Drilling

New Anglo Drilling (Sept 19, 2011 PR)
Anglo Drilling (2010 - 2011)
B2 Drilling (2008)
Anglo Drilling (2006-2007)
$1000 Gold Pit Shell
Mineralization
GRAMALOTE DEPOSIT
PANAMA
VENEZUELA
GRAMALOTE
COLOMBIA
ECUADOR
BRAZIL
PERU
509,000 mE
509,500 mE
510,000 mE
510,500 mE
720,000 mN
719,500 mN
719,000 mN
0
100
200
metres

Source: Gramalote (Colombia) Limited, 2011

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10   Sample Preparation, Analysis and Security (Item 11)

Three drilling campaigns have been carried out on the Gramalote Project: AGA2006-2007, B2GOLD2008, GRA2010-2011. Laboratory QA/QC differs slightly between each drilling campaign. This report section describes separately the protocols for each campaign. Preparation and analysis protocols are described in general, with emphasis on the differences from one campaign to another.

10.1 QA/QC Programs

10.1.1 AngloGold 2006-2007

Laboratory QA/QC during AngloGold’s 2006-2007 drilling program was performed according to AngloGold protocols described in "General Protocols and Procedures: Quality Control and Standards in Gold Exploration" (Keith Kenyon, 2003). QC samples were inserted as coarse blank, certified standard material and coarse reject duplicates. Pulp duplicates were inserted by the lab.

Table 10-1: AngloGold QA/QC Samples

Gramalote (Colombia) Limited, 2011

Standard material:

The AGA standards protocol gives max/min allowed limits for standard values calculated with the certified mean +/- 2 times the certified standard deviation. If a standard failed over these limits, 25 samples around the standard were sent for re-assay.

Duplicates:

AGA protocol establishes limits of error for coarse reject duplicates between +/- 10%, and for pulp duplicates between +/- 5 % of error.

Coarse Blank:

AGA protocol gives a maximum limit of 2 times the detection limit for the respective analytical method.

Sample Batch Submission:

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Sample submissions were prepared in the Bogota AGA warehouse. Standards and blanks were inserted by AGA personnel in the warehouse. Sample batches were organized for the entire drill hole, and the number of samples within each batch depends on the dimensions of the drill hole.

10.1.2 B2Gold 2008

The QA/QC procedures implemented by B2Gold are described in the internal document "Quality Control and Data Capture 2008", and are summarized in the following paragraphs

Table 10-2: B2Gold QA/QC Samples

Source: Gramalote (Colombia) Limited, 2011

Standard material:

If a standard result exceeds three standard deviations from the accepted mean value the batch is failed and completely re-run.

Coarse Blank:

A batch is failed if the coarse field blank exceeds the warning limit. The limit is defined by twice the detection limit.

Duplicates:

Pulp, prep and field duplicates are used to examine precision of the lab over time and are not generally used to pass or fail an assay batch based on a variability that may be related to mineralogy or nugget effect.

Sample Batch Submission:

Sample submissions were prepared directly in the field, and QA/QC samples were inserted after the submission was prepared. In order to fit the laboratory requirements for fire assay (84 samples); all sample submissions contained 75 samples including QA/QC samples.

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10.1.3 Gramalote 2010-2011

Gramalote laboratory is currently performed according to AngloGold protocols described in "General Protocols and Procedures: Quality Control and Standards in Gold Exploration" (Keith Kenyon, 2003), with some modifications regarding allowed limits. QC samples are inserted as coarse blank, certified standard material, and coarse reject duplicates, and pulp duplicates are inserted by the lab.

Table 10-3: Gramalote QA/QC Samples

Source: Gramalote (Colombia) Limited, 2011

Standard material:

The AGA standards protocol gives max/min allowed limits for standard values calculated with the certified mean +/- 2 times the certified standard deviation. The current protocol has been slightly modified allowing one and only one failure between +/-2 and +/- 3 standard deviation. If there is more than one failure, the limits remain at +/- 2 stdv. This is valid for the group of samples in a single fire assay batch, which the lab defines.

If a failure is identified, selected samples related to the failed standard are re-assayed. Sample selection is based on the regular samples grade related to the standard grade, the fire assay batch limits, the failed and not failed standard positions.

Duplicates:

AGA protocol establishes limits of error for coarse reject duplicates between +/- 10%, and between +/- 5 % of error for pulp duplicates.

Coarse Blank:

AGA protocol gives a maximum limit of 2 times the detection limit for the respective analytical method. The current protocol has been modified to allow a maximum limit of 5 times the detection limit for the respective analytical method when a high grade, not reported to the lab, is affecting the coarse blank.

Sample Batch Submission:

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Sample submissions are prepared in the Bogota AGA warehouse. Standards and blanks are inserted by AGA personal in the warehouse. The sample batches contain a maximum of 150 samples, and are limited to a single drill hole.

10.2 Sample Preparation

Gramalote drill samples were prepared by ALS Chemex in an AGA warehouse and an ALS Chemex commercial preparation lab in Bogota as a joint venture between AngloGold and ALS Chemex.

Table 10-4: Sample Preparation Facilities

Source: Gramalote (Colombia) Limited, 2011

Sample Receiving and Weight: For those batches received in the local warehouse laboratory, this process was performed manually. Batches received by the ALS commercial lab are logged into the ALS Lima system.

Drying Samples: The samples are dried at < 110° C. Samples are placed on stainless steel drying pans and are placed into a dryer heated with a digitally controlled gas-fired burner.

10.2.1 Crushing Samples:

For the AGA2006-2007 and B2GOLD2008 campaigns, samples were crushed to better than 70% passing the 2 mm (10 mesh) using a Terminator crusher.

For the GRA2010-2011 campaign, samples were crushed to better than 85% passing the 2 mm (10 mesh).

Splitting: Up to 1 kilogram was split off using a riffle splitter. According to current protocol, the lab is requested to pulverize a second split to be used as coarse reject duplicates.

Pulverizing: The sample split is pulverized to better than 85 % passing 75 micron using a LM2 bowl-n-saucer, and up to 250 grams is split off to be shipped to ALS Chemex Lima for analysis.

10.3 Sample Analysis

Gramalote drill samples are analyzed by ALS Chemex analytical lab in Lima.

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10.3.1 Gold Analysis:

  Fire Assay Fusion and Atomic Absorption Spectroscopy on 50 grams of nominal sample weight. ALS Chemex internal code AU-AA24.

  Fire Assay Fusion and Gravimetric Analysis on 50 grams of nominal sample weight. ALS Chemex Internal code: AU-GRA22. This method for samples over the specified limit:

Table 10-5: Sample Protocol for Gold

Source: Gramalote (Colombia) Limited, 2011

In order to verify that the different protocol for Au Gravimetric finish is not affecting the results in the range between 3,000 and 10,000 ppb, those samples in holes GRA116 through GRA131 with a gold value >=3,000 were sent for gold gravimetric analysis.

10.3.2 Multi-Element Analysis:

  HF-HNO3-HClO4 acid digestion, HCl leach

  ICP AES/MS: Inductively Coupled Plasma - Atomic Emission Spectroscopy (ICP - AES) & Inductively Coupled Plasma - Mass Spectrometry (ICP-MS). ALS Chemex internal code: ME-MS61.

  ICP AES: Inductively Coupled Plasma - Atomic Emission Spectroscopy (ICP - AES). ALS Chemex Internal code: ME-ICP61

10.3.3 Detection of Mercury

  Nitric Aqua Regia Digestion

  Atomic Absorption Spectrometry (AES)

  ALS Chemex Internal code Hg-CV41 (this package is included in ME-MS61m, as a complement of ME-MS61)

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Table 10-6: Sample Protocol for Mercury

Source: Gramalote (Colombia) Limited, 2011

10.4 Check Assays

Table 10-7: Check Assay Protocol

Source: Gramalote (Colombia) Limited, 2011

10.4.1 B2Gold 2008:

During 2008 drilling, ACME Labs in Chile was used to conduct check assays on a portion of the samples selected within mineralized zones and specifically with certain grade bin ranges. Check analysis was not completed on a majority of samples that originally assayed less than detection.

10.4.2 Gramalote 2010-2011

SGS Lima was contracted to conduct check assays during 2010-2011 drilling.

Samples for check assay were chosen from all holes in an attempt to capture the full spectrum of gold values.

10.4.3 Internal Lab Protocols

Quality control samples including certified reference materials, blanks, and duplicates are inserted within each analytical run. The blank is inserted at the beginning, standards are inserted at random intervals, and duplicates are analyzed at the end of the batch. The minimum number of quality control samples required to be inserted are based on the rack size specific to the method. Examples are shown in the following table:

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Table 10-8: Internal Laboratory Quality Control Samples

Taken from http://www.alsglobal.com

Most geochemical procedures are specified to have a precision of ± 10%, and assay procedures are ± 5%.

10.4.4 Assay Data Management

Gramalote Project data has been managed in both Century Systems & Fusion database and MS Access.

Table 10-9: Summary of Database Management

Source: Gramalote (Colombia) Limited, 2011

Century Systems for ASSAYS & MS Access for complement data:

When data is managed in Century Systems, lab results are imported directly from the lab report file into the database through the application tool. This lab import action automatically generates the standard control graph.

With assay data in Fusion database and the Century system duplicate control graphs are generated.

When data is in Fusion database, MS Access is used for complementary data like sample tracking, round robin standards, and laboratory analysis runs/sequences.

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MS Access for ASSAYS & latest Century Systems Importation:

During the B2Gold2008 campaign, data management was conducted by B2Gold in MS Access. The standard graphs were generated in MS Excel. Lab results were imported and standard graphs generated manually after the lab report were received.

All data B2Gold generated during the drilling campaign was given to AngloGold Ashanti. Logging and assay data was provided in MS Access. Logging data was re-coded according to AngloGold standards, and lab results were downloaded from ALS Chemex webtrieve and imported one by one directly into the Fusion database through the Century Systems Application.

10.4.5 QC Assay Quality Control

The standards used for the Gramalote Project are commercial standards provided by Geostats, RockLabs, and CDN Labs. A set of AngloGold standards was developed in Peru and used at the beginning of the project.

Table 10-10: Assay Quality Standards

Source: Gramalote (Colombia) Limited, 2011

The coarse blank used for Gramalote Project is sandstone sourced from an old quarry a few tens of kilometers north of Bogotá.

Table 10-11: Summary of Coarse Blanks

Source: Gramalote (Colombia) Limited, 2011

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Lab standards are stored in the database and are part of the batch validation for gold. The lab standards assist in the ICP QC review. There are different sets of standards for each method of analysis.

Table 10-12: Summary of Laboratory Standards

Source: Gramalote (Colombia) Limited, 2011

As with the lab standards, a different lab blank (analytical blank) is inserted in the batches for each analytical method.

Table 10-13: Summary of Laboratory Blanks

Source: Gramalote (Colombia) Limited, 2011

For the purpose of this report, only the standards for gold are described. The Gramalote lab standards are presented in Table 10-14.

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Table 10-14: Laboratory Standards

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Table 10-14: Laboratory Standards cont.

Source: Gramalote (Colombia) Limited, 2011

10.5 Opinion on Adequacy

Gustavson has reviewed the sample preparation, analysis and security programs of both AngloGold and B2Gold on Gramalote and find them to meet or exceed common industry practices and that the assay results can be used for mineral resource estimation.

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11   Data Verification (Item 12)

Gustavson was contracted by B2Gold to perform a review of the updated work performed on the Gramalote Project and mineral resource estimate by AngloGold. B2Gold is currently the junior partner in the joint venture and AngloGold is managing the Project. Donald E. Hulse P.E. visited the Gramalote property on May 8, 2012 and the Gramalote Project offices on May 9, 2012.

The existing workings by artisanal miners are not kept to international safety standards and are exposing only the highest grade parts of the deposit. These were not visited by Mr. Hulse.

11.1 Procedures

Mr. Hulse reviewed the on-site procedures, interviewed the technical geology crew on their procedure and confirmed that the crew follows the defined procedures. Mr. Hulse also reviewed the core for 4 holes, comparing the logging and assay values with visible veining and alteration within the core.

Mr. Hulse also visited several of the limited outcrops exposed in work areas and road cuts and confirmed that these exhibit similar characteristics to the core.

11.2 Limitations

Due to the tight control and sample handling procedures as well as very limited exposure of fresh rock, Mr. Hulse did not have the opportunity to take independent samples. His reviews of the record keeping support the view that the data are correctly represented from the field data collection and assay procedures through entry into the geological database.

11.3 Data Adequacy

Based on his review of the information, Mr. Hulse believes that the field procedures and logging adequately represent the drill information concerning the Project. It came to light in review of the assay quality control and discussions with Gramalote personnel that since 2010, third party assays have on average been reported higher than ALS Chemex, the selected laboratory. This could result in a possible low bias to modeled grades, and should be investigated to prevent a systemic problem affecting future studies.

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12   Mineral Processing and Metallurgical Testing (Item 13)

The following information is derived from the 2009 Technical Report authored by Susan Meister.

AngloGold completed two preliminary metallurgical investigations on samples from Gramalote. B2Gold conducted additional metallurgical testwork during 2009.

12.1 SGS Lakefield Research S.A., Santiago, Chile (SGS)

In the first quarter of 2004, samples of sulfide-bearing, (i.e., no weathering or supergene oxide content) altered\mineralized materials were collected from five artisanal mine dumps\ underground workings distributed around Gramalote Ridge (Sepulveda, 2004; Jahoda, 2007). Six six-kilogram samples were collected at each locality, for a total of 30 samples. The samples were washed, described and analyzed for gold. Based upon the analytical results, ten samples covering a range of gold grades were selected for metallurgical test work and sent to SGS, Santiago.

Samples were prepared and subject to Orientation Bottle Roll Testing, to determine the cyanide soluble gold content from each sample. Following 48 hours of leaching, the leached pulp was filtered, washed and dried at 80ºC, and analyzed for gold. Total gold recovery was calculated based upon the mass balance between the original head grade and the grade of the leached pulp.

Jahoda (2007) reports that, recoveries from fresh mineralized (sulfide-bearing) materials ranged from 81 to 97% with an average of 92%. These results indicated that relatively high levels of gold could be leached from artisanal workings at Gramalote Ridge when ground to 100% -200 mesh, using standard cyanide-based leaching techniques.

12.2 Kappes, Cassiday and Associates, Reno, Nevada (KCA)

In August 2007, AngloGold sent four composite samples for 1-inch crush and 2-inch crush materials from core and underground excavations to KCA (see KCA Report, Dec 2007) for metallurgical column leach testing. The principle objective of this second series of tests was to verify the response of coarse crush material (1/4-inch, 1-inch, 2-inch) to cyanide leaching under a standard heap-leach-type scenario. Head grade analysis for the four composite samples ranged from 0.60 g/t to 1.60 g/t gold with the average equal to 1.07 g/t gold, which is close to the overall mineral resource grade. Based on the drilling at the time the samples were taken, the samples give reasonable coverage of the deposit.

12.2.1 Bond Work Index Test

Phillips Enterprises, LLC of Reno, Nevada, USA completed four bond-mill grindability tests. Samples were crushed to less than 6 mesh and blended prior to testing, results of the tests at 100 mesh ranged from 14.5 to 16.5 kW hour/tonne.

12.2.2 Column Leach Tests

KCA conducted duplicate leach tests on composite samples MS-001, MS-002 and MS-003 on a crush size of 25mm (1-inch). The underground adit sample MS-004 was crushed to 50mm (2-inch). Recoveries ranged from 48 to 60% on 1- and 2-inch crush tests and ranged from 74 to 85% on two stage leach tests.

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12.2.3 Metallurgical Testwork by B2Gold

Metallurgical testwork at KCA by B2Gold in 2009 had a focus on column testing and acid rock drainage testing. The samples selected for this work and their main purpose are summarized on Error! Reference source not found..

Table 12-1: Summary of Samples Selected for Metallurgical Testwork as of 2009

Metallurgical Testwork Description	No. of Samples	Total Weight (kg)	Purpose
Bottle roll - Adit potassic alteration	1	27.13	8.6-meter channel sample
Bottle roll - Adit Portal Area quartz-sericite alteration	1	15.37	4.4-meter channel sample
Column Test Composites Gramalote, Trinidad	20	2,254.4	Leaching/grind sensitivity
Acid Rock Drainage (ARD) Gramalote, Trinidad	12	79	Acid Base Accounting
Compression Testing	31	38	Uniaxial & triaxial compression tests

Source: Meister, 2009

Since 2009, AGA has performed a program of testwork which suggests that a process circuit consisting of gravity concentration, flotation, and cyanidation of the flotation concentrates is suitable for the Gramalote deposit. Gustavson has reviewed a summary of this work, and finds it credible. The detailed information for this testing has not been made public, and Gustavson is unable to comment further. Gustavson finds that this circuit is similar to other low grade gold projects which we have reviewed recently.

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13   Mineral Resource Estimate (Item 14)

Gustavson reviewed the AngloGold Gramalote 2011 Report in detail, as well as, the 2012Resource Review. The following sections (13.1 through 13.9) are reproduced here from the AngloGold Gramalote 2011 Report, with minor modifications by Gustavson for clarity.

13.1 Geological Model

Alteration, structure, and gold grade are the primary controls applied during the modeling process. Alteration is intimately associated with mineralization. As a proxy for the alteration intensity, measurements of magnetic susceptibility were collected. Magnetic susceptibility measurements greater than 7 indicate fresh rock, and measurements less than 4 indicate strong alteration. In order to better correlate the alteration with the mineralized areas, an inverse magnetic susceptibility field was created to identify alteration in the geologic database.

The geological modeling shapes were created at a nominal grade cutoff of 0.25g/t. This alteration field helps to guide the geological model design for a continuous deposit to delimit low grade areas and to connect multiple areas above 0.25g/t into a single zone. A lower grade limit of 0.7g/t was used for high grade zones.

Simple 10-meter composites were created in order to check that significant high grade zones were continuous on a mining scale. If a zone is continuous over 2 cross sections on 20 meter spacing with intersections over 10 meters and over 0.7g/t, it is modeled with a wireframe as a high grade zone.

13.2 Estimation Process

Figure 13-1 presents a schematic diagram of the 2011 modeling and estimation process.

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Figure 13-1: Schematic Diagram of 2011 Modeling and Estimation

Source: Gramalote (Colombia) Limited, 2011

13.3 Composite Size

Before 2011, different sample sizes were used in order to define mineralization. Starting in 2011, a simple 2 meter sampling interval was used in the Gramalote area. The 2-meter sample interval was chosen for all future evaluations, based on studies of the assay population inside the mineralized zones.

13.4 Density

A density of 2.66 g/cm3 was used during geology and grade modeling. This sampled population includes high, low and very low grade samples, and the 2.66 g/cm3 represents the average of the values measured. Figure 13-2 shows the results of the statistical analysis of the density measurements on 5,926 samples.

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Figure 13-2: Density statistics of the inside mineralized samples

In 2011, a batch of 310 deposit and dilution samples were checked by the ALS Chemex Lab in Bogota, to compare the density values obtained ALS Chemex with the density values measured in the core shed using the immersion method. The average of the population was 2.66 g/cm3, which is the value used for modeling.

13.5 Capping Selection for High-Low and Outside Composites

Capping values were derived from observing the Probability Plots of gold distribution associated with the 3 types of mineralization – high grade, low grade and outside. Regular and log-scale plots of gold distribution were used to establish outlier values. From inspection of the graphs in Figures 13-3 and 13-4, the outlier values at 99.5% and 99.8% of the distributions for the high and low grade alteration zones were chosen and the capping was set at 20g/t based on those breaks.

For the outside zone, where samples at higher grades are less common, the capping was chosen at 6g/t or 99.8% (Figure 13-5).

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Figure 13-3: Probability Plots for the High Grade Zone

Source: Gramalote (Colombia) Limited, 2011

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Figure 13-4: Probability Plots for the Low Grade Zone

Source: Gramalote (Colombia) Limited, 2011

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Figure 13-5: Probability Plots for the Outside Zone

Source: Gramalote (Colombia) Limited, 2011

13.6 Gramalote Estimation

13.6.1 Variograms

Variograms for the mineral resource estimate are calculated considering the three geological alteration models for Gramalote. The three zones are defined using gold-silver grades associated with quartz veins and sulfides that have favorable gold grades and lower magnetic susceptibility.

For the three zones (high grade, low grade, and outside zone) the variograms are based on the orientations of the three main geological structures: the strike (N60E) and dip (80SE), and the normal direction to the strike and dip of the structures.

All the variograms were modeled as Correlograms of the raw gold values (Au ppm). High grade mineralization central to the Gramalote deposit is intimately associated with sulfides, quartz, silver and subordinate feldspar and molybdenite veins. The largest variogram continuity is in the direction normal to strike and dip directions. The low grade zone presents very similar variogram structures and also similar continuities but at higher number of samples, that delineates higher number of pairs for the empirical variogram calculations. (Figures 13-6 and 13-7).

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Figure 13-6: High Grade Zone Variograms

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Figure 13-7: Low Grade Zone Variograms

The outside zone or the mineralization related to the lowest degree of geological alteration, lowest level of sulfides, quartz and molybdenite but also with some metal content of gold and silver has greater continuity, and also a much higher number of samples to determine the number of pairs for the correlogram calculations. (Figure 13-8).

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Figure 13-8: Low Grade Zone Variograms

The directions were also N60/80SE; N150/80SE and Normal, and despite the larger number of samples, the variogram continuity was very similar to the high grade and low grade alteration zones

13.6.2 Estimation Parameters

The estimation parameters were chosen using a technique called Quantitative Kriging Neighborhood Analysis (QKNA). This technique consists of a series of ordinary kriging tests of several estimation parameters, changing numbers of samples, and changing search volumes. The results of these tests provide a tool to evaluate the parameters that yield the estimations with the higher slope of regression, the lowest number of negative kriging weights and the lowest kriging standard deviation. For each zone, a quantitative test of 6 loops was done.

For the high grade zone, the results of QKNA demonstrate that using a search radius of 3 times the variogram range, a minimum of 10 samples and a maximum of 160 samples yields lower standard deviations, lower negative kriging weights and higher slope of regressions. For the high grade zone (over 1g/t) there is stability between 1.31 and 1.38g/t (for the exercise) in the average grades, standard deviations become stable at 0.36 and maximum slope of regression of 0.822.

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For the low grade zone, results are very similar, and also, as for this distribution has more samples and lower variability, the average grades of the estimations are between 0.645 and 0.66g/t. the lowest standard deviations are at 160 and 200 maximum samples, but both at the very similar number 0.34 and 0.339, maximum slope of regression of 0.91 and 0.927. The recommendation here was to use search volumes of the range of the variogram multiplied by 3, minimum number of samples per block to 10 and maximum number of samples of 160.

For the outside zone, the QKNA shows that stability occurs at minimum of 10 and maximum of 160 samples per block, at an average of 0.16g/t, the kriging standard deviation at 0.543 and the slopes of regression with some values greater than 1. This result is unusual but mathematically possible as the weights and LaGrange parameters interact in the system.

It is important to note that for the Gramalote final mineral model the search radii are in accordance with the last variogram calculations, done in October 2011, although the QKNA studies were done in June 2011 and could not be repeated in the time available. As less than 9% of the data was added after June 2011. Gustavson believes this would have had limited influence on the statistics.

13.7 Gramalote Geostatistical Simulations

For Gramalote, the conditional simulations were made for the high grade and low grade zones. The outside zone which is lateral to the main zone of Gramalote locally has drilling patterns which are over 50m x 50m and is considered an inferred mineral resource at this level of the Project.

The simulations were developed to assist in estimation of the production variability of the deposit based on the statistical and variogram parameters of the deposit. For this analysis they are combined into blocks of 2.5Mt for classification of measured resources and blocks of 10Mt for classification of indicated mineral resources.

Gustavson believes that this technique is suitable for classification of the mineral resources at this time. Further work providing more detail is planned for completion during the feasibility study period in 2012 and 2013.

For mineral resource classification purposes, a simulation set of 100 realizations was created to honor the distribution, variability and average grade of the dataset that was input for the simulations. Gaussian variograms were generated (for the Sequential Gaussian simulations), and the distributions are simulated using GSlib software (SGSim program, simulating only inside the deposit).

13.7.1 Validation of the simulations

For this work 3 parameters were used in the validations (average grade, grade distribution and variography). Gramalote personnel considered the simulations adequate to assemble the final model to classify the mineral resources.

Given the general parameters, the set of 100 simulations can be considered valid and suitable for the classification exercise.

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13.7.2 Block Model Validation

Two swath plots were made in order to compare samples vs. kriged blocks every 40 meter slice in the North-South direction and in the different elevations (Z), which confirmed the validity.

13.7.3 Drillholes direction validation

In the first drilling campaign (2006-2008), there were some drill holes with east-west direction, and from 2010 all drillholes were made in northwest direction (315) because it was judged that the principal directions of the mineralization and structures were northeast. To validate these different directions a simple statistic comparison was made with a QQPlot as shown below.

13.7.4 Block size

The block size used is 20x20x10 meters in X-Y-Z respectively. The typical drilling grid is from 25x25 to 50x50 meters in the central part of Gramalote.

Gustavson considers the validation carried out by AGA to be positive, based on the findings described in sections 13.7.1 through 13.7.4 above.

13.7.5 Grade Tonnage –Curve for Gramalote

Figure 13-9 presents the data for the grade tonnage curve for the Gramalote Central.

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Figure 13-9: Grade-Tonnage Curve for Gramalote Central

Source: Gramalote (Colombia) Limited, 2011

13.8 Trinidad Estimation

In the construction of geological model in Trinidad, the same methodology used in Gramalote was applied. Only B2Gold drilling information was used from TR-001 to TR-020. (Figure 13-10).

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Figure 13-10: Trinidad Grade-Tonnage Curve

Source: Gramalote (Colombia) Limited, 2011

13.9 Mineral Resource Classification

The mineral resources classification is based on the AGA Guidelines, which suggests that the classification should apply quantitative approaches to access uncertainty and quantify the metal content for unities of production.

To quantify the uncertainty of contained metal in the resource block model, resource classification applied the 15% Rule. The idea of the 15% Rule is to associate a level of confidence of 90% and at this level, identify the portions of the mineral resource that have error less than 15% for the metal content.

To obtain the 90% of confidence, the technique chosen is Geostatistical Simulations, where a set of 100 simulated distributions for the given mineral deposit or given geological model are generated, using a method called Sequential Gaussian Simulation. From these 100 simulated distributions that have exactly the same probability of occurrence, the error is calculated to the deposit mean, which is the number that represents the estimated metal quantity.

As the Gramalote Project is at a pre-feasibility stage, it was assumed that the unit of production scale was 10Mtpa (or 10 Million tonnes per annum) and this was the production scale for the year, or applied to classify the mineral resources as Indicated mineral resources, and consequently, 2.5Mt (or 2.5 Million tonnes) per quarter to classify as measured mineral resources.

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The technique consists of attribute confidence intervals per production unity, where, the thresholds established for the Project are: Measured mineral resources: Error or Variability lower than 15% at 90% of confidence for 3 Months of Production; Indicated mineral resources: Error or Variability lower than 15% at 90% of confidence for 1 Year of Production; Inferred mineral resources: Geological resources that can be defined modeled and estimated using drilling results but do not allow production at the same confidence levels as indicated or measured.

13.10 Mineral Resource Statement

Total measured and indicated mineral resources at Gramalote Central at a 0.25 g/t gold cut-off, within a US$1,600 per ounce gold optimized Whittle pit consist of 97.1 million tonnes grading 0.81 g/t gold for a total of 2.5 million troy ounces of gold. The Gramalote Central and Trinidad inferred mineral resource is 95.7 million tonnes grading 0.44 g/t gold for a total of 1.36 million troy ounces of gold using similar parameters as the measured and indicated mineral resource.

The following table (Table 13-1) outlines the updated Gramalote mineral resource calculation on a 100% basis using a 0.25 g/t gold cut-off grade and within a US$1,600 per ounce gold optimized Whittle pit:

Table 13-1: Gramalote Mineral Resources

Category	Tonnes	Gold Grade (g/t)	Contained Metal Gold Troy Ounces
Measured Gramalote Central(2)	30,500,682	0.85	834,441
Indicated Gramalote Central(2)	66,607,261	0.79	1,701,052
Total Measured and Indicated Gramalote Central (2)	97,107,943 (1)	0.81 (1)	2,535,493 (1)
Inferred Gramalote Central(2)(3)	52,159,306	0.35	594,599
Inferred Trinidad (2)(3)	43,529,119	0.55	769,727
Total Inferred(2)(3)	95,688,425(1)	0.44(1)	1,364,326(1)

1. Differences in ounces and grades due to rounding

2. Mineral resources that are not mineral reserves do not have a demonstrated economic viability.

3. Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration

Source: B2 Gold, 2012

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The 0.25 g/t gold cut-off grade was presented by AngloGold without supporting calculations. Gustavson considers the cutoff to be reasonable based on current gold prices, industry cost norms, projected metallurgical recoveries and Gustavson's recent work on other similar projects.

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14   Adjacent Properties (Item 23)

According to Meister (2009), the Gramalote property is located within the Antioquia batholith which contains hundreds of known mineral occurrences. AngloGold and others hold mineral concessions including areas over various historic and small scale artisanal mining districts that include mineral titles adjacent to the mineral titles described in the Gramalote joint venture agreement between AngloGold and B2Gold.

Information about the properties outside the Area of Interest as described in the joint venture agreement between AngloGold and B2Gold was not available to the author at the time of this report.

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15   Other Relevant Data and Information (Item 24)

This technical report has been prepared to satisfy B2Gold’s disclosure requirements under NI 43-101, wherein the minority partner in a joint venture must file a NI 43-101 technical report in certain circumstances if the majority partner makes a public disclosure on a property that is material to the minority partner. In this case, AngloGold published a new mineral resource estimate on the Project that represented a material change to the existing mineral resource estimate, triggering the requirement for B2Gold to disclose the new mineral resource estimate in a press release and prepare this NI 43-101 technical report. This process, while cumbersome, is intended to maintain full disclosure by B2Gold. Gustavson has included all information available to date and considers the mineral resource estimate herein to be compliant with NI 43-101 standards.

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16   Interpretation and Conclusions (Item 25)

16.1 Results

Exploration efforts on the Gramalote Project area have identified a large, structurally-controlled gold deposit (Gramalote Central) containing over 2.5 million ounces of gold in measured and indicated mineral resources and over 1.36 million ounces of gold in inferred mineral resources in the Gramalote Central and La Trinidad zones. Gramalote Colombia Limited intends to continue exploration activities similar to those carried out in the past, with the intent to discover and define new mineralized zones, expand the known mineral resources, upgrade the mineral resources to mineral reserves, where appropriate, and continue other pre-development programs.

16.2 Significant Risks and Uncertainties

16.2.1 Exploration

There are no significant risks associated with the Gramalote exploration program. Gustavson considers any risks or uncertainties at Gramalote to be within the risks typical of exploration properties at this stage.

16.2.2 Mineral Resource Estimate

Gustavson believes that the global mineral resource estimate outlined in this report is valid for long term planning. The bulk of the mineral resource is in the Gramalote Ridge area where the detailed modeling was performed. The combination of separate low grade zones and separate high grade zones for statistical analysis does not permit the detailed analysis of the individual zones. This may lead to smoothing and local poor estimation using data from an adjacent zone, especially with a search radius equal to three variogram ranges.

In addition, as stated in Section 13.6 the largest variogram continuity is in the direction normal to strike and dip directions. Gustavson is concerned that there are geological features which need further interpretation to better define the controls of mineralization.

Gustavson believes that this could have an impact on local grade estimates and that these zones should be modeled separately prior to performing mine planning.

La Trinidad is a separate zone about 3.5 km distant from Gramalote Central or Ridge. Although it is smaller and with different grade distributions than Gramalote Central, at this time it was estimated with the same parameters. Gustavson believes that, in the future, La Trinidad deserves an independent, separate modeling effort to better determine if it should be included in a mineral reserve estimate, and be sequenced into an overall production plan. The use of the Gramalote Ridge parameters leads Gustavson to think that the risk of local estimation errors is higher at La Trinidad than on Gramalote Central, but the relatively small mineral resource tonnage poses a minimal risk at this stage of the Gramalote Project evaluation.

A third party auditor commissioned by AngloGold, Quantitative Group (QG), completed a review of the current mineral resource estimate prepared by AngloGold. In general, QG concludes, as has Gustavson, that the data inputs to the mineral resource estimation effort have been carried out to high standards. Further, their conclusions support Gustavson’s discussion above concerning issues with domaining and the potential for grade smoothing.

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QG takes a strong position concerning the classification of measured mineral resources in the current AngloGold mineral resource estimate. Gustavson has reviewed QG’s findings and concurs that the quantum of measured resources may be overstated. Gustavson does not consider this issue to be material at this time, but suggests that AngloGold heed QG’s reservations and follow their suggestions for resolution.

16.2.3 Metallurgy and Processing

Ongoing metallurgical testwork indicates that the precious metals contained in the mineral resource will be recoverable in sufficient quantities to justify continued exploration of the project.

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17   Recommendations (Item 26)

17.1 Recommended Work Programs

As the minority partner in the Gramalote joint venture, B2Gold is not responsible for the exploration of the Gramalote Project. AngloGold has discussed the exploration programs for 2012 in the AngloGold Gramalote 2011 Report. They state: “In 2012 the campaign will explore some external targets like La Plata, La Maria and Guadalejo. Some additional mineral resource drilling will be conducted in Gramalote Central and Monjas Oeste. Geotechnical drilling will continue in Gramalote and condemnation drilling will continue in the Palestina area (southeast of La Maria area).

17.1.1 Costs

B2Gold and AngloGold are funding pro rata a 2012 joint venture prefeasibility and exploration budget of US$36.9 million for the Gramalote property. From the level of effort seen during the site visit, it is clear that the joint venture is continuing to aggressively explore the Gramalote Project area.

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18   References (Item 27)

AGA, 2007a, AngloGold Ashanti Ltd., Colombian Greenfields First Quarter 2007 Quarterly Report, 39 p.

AGA, 2007b, AngloGold Ashanti Ltd., Colombian Greenfields Second Quarter 2007 Quarterly Report, 37 p.

AGA, 2008, AngloGold Ashanti Ltd., Fourth Quarter and Year Ended 31, December 2007 Report, released February 7, 2008, 37 p.

AGA, 2008, AngloGold Ashanti Ltd. News Release, AngloGold Ashanti Announces Significant Exploration Results at 100% La Colosa Project in Colombia, released May 6, 2008, 2 p.

AGA, 2011, AngloGold Ashanti Ltd. Mineral Resource and Ore Report 2011, Pure Gold, p. 166-167.

AGA, 2012, AngloGold Ashanti Ltd. Mineral Resource Review, Gramalote, Columbia, prepared by S. Jackson and T. Journeaux, March 25, 2012, 80 p.

AngloGold Ashanti, (April 4, 2012), Mineral Resource and Ores Reserve Report 2011 Aspden, J.A. and Mccourt, W.J., 1986, Mesozoic Oceanic terrane in the central Andes of Colombia, Geology. 14, 415-418.

B2Gold, 2012, B2Gold Corp. Announces an updated Resource Calculation for the Gramalote Property in Columbia, Press Release, www.b2gold.com/press-releases/04/2012, April 24, 2012.

B2Gold, 2009, B2Gold Corp. Gramalote Ridge Project Department of Antioquia, Columbia, NI 43-101 Technical Report, prepared by S.N. Meister, issued February 27, 2009.

Cabral, Alexandre, 2007, Ore Microscopy of Samples from Gramalote Colombia, December 2007.

Cediel, F., and C. Cáceres, 2000, Geological Map of Colombia, 1: 2,000,000, Geotec Ltd., Bogotá, Third Edition, digital format with legend and tectono-stratigraphic chart.

Cediel, F., Shaw, R.P. and Cáceres, C., 2003, Tectonic Assembly of the Northern Andean Block, in Bartolini, C., R.T. Buffler, and J. Blickwede, eds., The Circum Gulf of Mexico and Caribbean: Hydrocarbon habitats, basin formation, and plate tectonics: AAPG Memoir 79, p. 815 - 848.

Gorham, J.P., 2008, Updated Report on the Gramalote Property, Department of Antioquia, Colombia, 43-101 Technical Report prepared for B2Gold Corp., June 2008.

Gramalote Colombia Limited, (December 15, 2011), Resources and Reserves, Gramalote 2011 Report

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Hart, C.J.R., 2005, Classifying, Distinguishing and Exploring for Intrusion-Related Gold Systems, in The Gangue, Issue 87, October, 2005, published by Geological Association of Canada, Mineral Deposits Division, 18 p.

Kappes, Cassiday & Associates, 2007, File 7932, Gramalote Project Metallurgical Test Report, December 2007.

Leal, Hildebrando (Barcelona), 2007, Gramalote Drilling Project ore Microscopy, December 2007.

McCourt, W.J., Feininger, T. and Brook, M., 1984. New geological and geochronological data from the Colombian Andes: continental growth by multiple accretion, Journal of the Geological Society, London. 141, 831-45.

McCourt 1984 (need) McDonald 1984 (need)

Meister, Susan N., (February 27, 2009), B2Gold Corp., Gramalote Ridge Project, Department of Antioquia, Colombia, NI 43-101 Technical Report

Quantitative Group, (March 25, 2012), AngloGold Ashanti, Mineral Resource Review, Gramalote, Colombia

Shaw, R.P., 2003, Colombia: A “Ten-Best-Picks” Analysis of Gold Metallogeny and Project Potential, prepared for AngloGold, Lima, Peru, January 2003, 202 p. Sillitoe, R.H., 1991, Intrusion-Related Gold Deposits in Foster, R.P. (ed.), Gold Metallogeny and Exploration, Blackie, Glascow, p. 165-209.

Sillitoe, R.H., 2005, Comments on the Quinchia, Quebradona and Gramalote Prospects, Colombia, prepared for Sociedad Kedahda S.A., June, 2006, 11 pp.

Sillitoe, R.H., 2006, Comments on the initial drilling results from the Quinchia, La Mina and Gramalote gold prospects, Colombia prepared for Sociedad Kedahda S.A., July, 2006, 13 p.

Sepúlveda, O., 2003, Prospecto Gramalote, Sociedad Kedahda S.A. Internal Report, December, 2003, 13 p.

Valencia, M., 2006, Reporte Tecnico: Cartografía Geológica – Estructural, Proyecto Gramalote, Sociedad Kedahda S.A. Internal Report, September, 2006, 25 p. West, R.C., 1972, La Minería de Aluvión en Colombia durante el Periodo Colonial, Imprenta Nacional, Bogotá, 131 p., 16 photo plates.

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19   Glossary

19.1 Mineral Resources

The mineral resources and mineral reserves have been classified according to the “CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines” (November 27, 2010). Accordingly, the mineral resources have been classified as measured, indicated or inferred.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

19.2 Mineral Reserves

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

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A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

19.3 Definition of Terms

The following abbreviations may be used in this report.

Table 19-1: Abbreviations

Abbreviation	Unit or Term
A	ampere
AA	atomic absorption
A/m2	amperes per square meter
Ag	silver
Au	gold
AuEq	gold equivalent grade
°C	degrees Centigrade
CoG	cut-off grade
cm	centimeter
cm2	square centimeter
cm3	cubic centimeter
cfm	cubic feet per minute
°	degree (degrees)
dia.	diameter
EIS	Environmental Impact Statement
EMP	Environmental Management Plan
FA	fire assay
ft	foot (feet)
ft2	square foot (feet)
ft3	cubic foot (feet)
g	gram
gal	gallon
g/L	gram per liter
g-mol	gram-mole
gpm	gallons per minute
g/t	grams per tonne
ha	hectares
hp	horsepower
ID2	inverse-distance squared
ID3	inverse-distance cubed
kA	kiloamperes
kg	kilograms
km	kilometer
km2	square kilometer
koz	thousand troy ounce
kt	thousand tonnes
kt/d	thousand tonnes per day
kt/y	thousand tonnes per year

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Abbreviation	Unit or Term
kV	kilovolt
kW	kilowatt
kWh	kilowatt-hour
kWh/t	kilowatt-hour per metric tonne
L	liter
L/sec	liters per second
L/sec/m	liters per second per meter
lb	pound
LoM	Life-of-Mine
m	meter
m2	square meter
m3	cubic meter
masl	meters above sea level
mg/L	milligrams/liter
mm	millimeter
mm2	square millimeter
mm3	cubic millimeter
Moz	million troy ounces
Mt	million tonnes
MTW	measured true width
MW	million watts
m.y.	million years
NI 43-101	Canadian National Instrument 43-101
oz	troy ounce
%	percent
ppb	parts per billion
ppm	parts per million
QA/QC	Quality Assurance/Quality Control
RC	reverse circulation drilling
RoM	Run-of-Mine
RQD	Rock Quality Description
sec	second
SG	specific gravity
st	short ton (2,000 pounds)
t	tonne (metric ton) (2,204.6 pounds)
t/h	tonnes per hour
t/d	tonnes per day
t/y	tonnes per year
TSF	tailings storage facility
µm	micron or microns
V	volts
W	watt
XRD	x-ray diffraction
y	year

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Appendix A
Certificate of Author

DONALD E. HULSE

CERTIFICATE of AUTHOR

I, Donald E. Hulse do hereby certify that:

1.	I am currently employed as Principal Mining Engineer by Gustavson Associates, LLC at:

274 Union Boulevard
Suite 450
Lakewood, Colorado 80228

2.	I am a graduate of the Colorado School of Mines with a Bachelor of Science in Mining Engineering (1982), and have practiced my profession continuously since 1983.

3.	I am a registered Professional Engineer in the State of Colorado (35269), and a registered member of the Society of Mining Metallurgy & Exploration (1533190RM).

4.	I have worked as a mining engineer for a total of 29 years since my graduation from university; as an employee of a major mining company, a major engineering company, and as a consulting engineer.

5.

I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of the Technical Report titled “NI 43-101 Technical Report on Resources for the Gramalote Project, Providencia, Colombia” dated June 8, 2012 (the “Technical Report”). I conducted a personal visit to the subject property on May 8-9, 2012.

7.	I have not had prior involvement with the property that is the subject of the Technical Report.

8.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

9.	I have read NI43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

5757 Central Ave Suite D Boulder, CO 80301 USA +1 (303) 443-2209 FAX +1 (303) 443-3156
Mining Office: 274 Union Boulevard Suite 450 Lakewood, CO 80228 USA +1 (720) 407- 4062 FAX +1 (720) 407-4067
http://www.gustavson.com gustavson@gustavson.com

10.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the ‘public company files on their websites accessible by the public of the Technical Report.

11.

As of June 1, 2012, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 8th day of June, 2012

/s/Donald E. Hulse (Signature)
Signature of Qualified Person

“Donald E. Hulse” .
Print name of Qualified Person

5757 Central Ave Suite D Boulder, CO 80301 USA +1 (303) 443-2209 FAX +1 (303) 443-3156
Mining Office: 274 Union Boulevard Suite 450 Lakewood, CO 80228 USA +1 (720) 407- 4062 FAX +1 (720) 407-4067
http://www.gustavson.com gustavson@gustavson.com